Exhibit 99.1

Connection is everything

MARCH 5, 2026

BCE

ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2025 MARCH 5, 2026

In this Annual Information Form, “we”, “us”, “our”, “BCE” and “the company” mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. “Bell” means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

Each section of BCE’s 2023, 2024 and 2025 management’s discussion and analysis (BCE 2023 MD&A, BCE 2024 MD&A and BCE 2025 MD&A, respectively) and each section of BCE’s 2025 consolidated financial statements referred to in this Annual Information Form are incorporated by reference herein. No other document shall be considered to be incorporated by reference in this Annual Information Form. The BCE 2023 MD&A, BCE 2024 MD&A, BCE 2025 MD&A and BCE 2025 consolidated financial statements have been filed with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the United States (U.S.) Securities and Exchange Commission (SEC) as exhibits to BCE’s annual reports on Form 40-F (available at sec.gov). They are also available on BCE’s website at bce.ca.

Unless otherwise indicated herein, documents and other information contained on BCE’s website or in any other site referred to on BCE’s website or in this Annual Information Form are not part of this Annual Information Form and are not incorporated by reference herein.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this Annual Information Form is as of March 5, 2026, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

Trademarks in this Annual Information Form which are owned or used under licence by BCE Inc., Bell Canada or their subsidiaries include, without limitation, BCE, BELL Design, BELL MOBILITY and BELL MEDIA. This Annual Information Form also includes trademarks of other parties. The trademarks referred to in this Annual Information Form may be listed without the ® and ™ symbols.

© BCE Inc., 2026. All rights reserved.

	Annual information form	Parts of MD&A and financial statements incorporated by reference (references are to pages of the BCE 2025 annual financial report, except where otherwise indicated)

1 Caution regarding forward-looking statements	4	28; 33; 59; 65; 91-103

2 Corporate structure	7

2.1 Incorporation and registered office	7

2.2 Subsidiaries	7

3 Description of our business	8

3.1 General summary	8	12-16; 42; 50; 51; 58-59; 65; 83

3.2 Strategic priorities	9	29-31

3.3 Competitive strengths	10	31

3.4 Marketing and distribution channels	18

3.5 Networks	22

3.6 Employees	25

3.7 Corporate responsibility	26	20-28

3.8 Competitive environment	27	34-35; 55-58; 60-61; 63-64; 66

3.9 Regulatory environment	27	84-90

3.10 Intangible properties	27

4 General development of our business – three-year history	29

4.1 Transactions	29

4.2 Corporate developments	31	16-19; 29-31; 17-21(1); 32-36(1); 18-23(2); 35-38(2)

4.3 Regulatory environment	31	84-90; 82-87(1); 83-87(2)

5 Our capital structure	32

5.1 BCE securities	32	166-167

5.2 Bell Canada debt securities	33	154-156

5.3 Credit ratings	36

5.4 Trading of our securities	40

6 Dividends and dividend payout policy	42	17-19; 111

7 Our directors and executive officers	45

7.1 Directors	45

7.2 Executive officers	47

7.3 Directors’ and executive officers’ share ownership	47

8 Legal proceedings	48

9 Interest of management and others in material transactions	50

10 Interest of experts	50

11 Transfer agent and registrar	50

12 For more information	51

13 Schedule 1 – Audit Committee information	52

14 Schedule 2 – Audit Committee charter	55

(1) References to parts of the BCE 2024 MD&A contained in BCE’s annual financial report for the year ended December 31, 2024 (BCE 2024 Annual Financial Report).

(2) References to parts of the BCE 2023 MD&A contained in BCE’s annual financial report for the year ended December 31, 2023 (BCE 2023 Annual Financial Report).

1	Caution regarding
forward-looking statements

Certain statements made in this Annual Information Form are forward-looking statements. These statements include, without limitation, statements relating to Bell Canada’s growth prospects and strategic positioning, the potential total number of combined Ziply Fiber-Network FiberCo fibre locations to be reached over the long term, the proposed disposition of Northwestel Inc. (Northwestel), the expected timing and completion thereof, our objective to create long-term value for our shareholders with strong free cash flow generation and a sustainable dividend, BCE’s common share dividend and dividend payout policy target, BCE’s expected dividend payout ratio level in the medium term, BCE’s planned capital expenditures, BCE’s network deployment plans, our transformation initiatives, the successful development and implementation of artificial intelligence (AI) solutions, either by us or pursuant to certain partnerships entered into by BCE, the intended use of the net proceeds of Bell Canada’s offering of debt securities (including Bell Canada’s February 12, 2026 offering of junior subordinated debt securities), BCE’s business, outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, estimate, expect, intend, may, plan, seek, should, strive, will and would. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the U.S. Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this Annual Information Form describe our expectations as at March 5, 2026, and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this Annual Information Form for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook, as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Subject to various factors, we believe that the assumptions on which the forward-looking statements made in this Annual Information Form are based were reasonable as at March 5, 2026. Refer in particular to the sub-sections of the BCE 2025 MD&A entitled Assumptions on pages to 28, 33, 59 and 65 of BCE’s annual financial report for the year ended December 31, 2025 (BCE 2025 Annual Financial Report), for a discussion of certain key economic, market, operational and other assumptions we have made in preparing forward-looking statements. If our assumptions turn out to be inaccurate, actual results or events could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously mentioned forward-looking statements and other forward-looking statements contained in this Annual Information Form include, but are not limited to: the negative effect of adverse economic conditions, including the continuation or escalation of trade wars, recessions, U.S. tariffs and the unpredictability of future trade arrangements, inflation, the value of the Canadian dollar, reductions in immigration levels, high housing support costs relative to income and financial and capital market volatility, and the resulting negative impact on customer spending, the resulting demand for our products and services, our customers’ financial condition and the cost and amount of funding available in the capital markets; the negative effect of adverse conditions associated with geopolitical events, including financial and capital market volatility, broader geopolitical instability and armed conflicts, higher energy prices, inflationary pressures limiting consumer and business spending and increasing our operating costs, disruptions in our supply chains, and increased information security threats; the intensity of competitive activity in Canada and the U.S. and the failure to effectively respond to evolving competitive dynamics; the level of technological advancements and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer

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behaviour and the expansion of cloud-based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business in Canada including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, online streaming and digital services regulations, control of copyright piracy, and regulatory frameworks governing AI; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations, including the failure to monitor and comply with the U.S. legal and regulatory requirements to which Ziply Fiber is subject, which may reduce the amount of subsidies or revenues it receives, increase its compliance burdens or constrain its ability to compete; unfavourable resolution of legal proceedings; the inability to protect our assets and data from events such as information security attacks, unauthorized access or entry, fire, natural disasters, extreme weather events linked to climate change, power loss, building cooling loss, acts of war or terrorism, geopolitical conflict, sabotage, vandalism, actions of neighbours, and other events; the failure to implement effective security, data and responsible AI governance frameworks; the inability to drive a positive customer experience; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to meet customer expectations of product and service experience; the use of AI technologies in our business solutions and operations, and by our customers, business partners, and third-party vendors; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; the complexity of our operations and information technology (IT) systems and the failure to implement, maintain or manage highly effective processes and IT systems; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; the failure to successfully expand Ziply Fiber’s fibre network; the inability of Ziply Fiber’s current and future initiatives or programs to generate the level of returns, or to occur on the timeline, we anticipate; there can be no assurance that the potential benefits expected to result from the formation of Network FiberCo will be realized; the failure to successfully integrate Ziply Fiber as a subsidiary of BCE, and to generate the anticipated benefits from the acquisition of Ziply Fiber; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether our dividend payout policy will be maintained or achieved, or that the dividend on common shares will be maintained or dividends on any of BCE’s outstanding shares will be declared by BCE’s board of directors (BCE Board); the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to accurately anticipate fluctuations in the exchange rate between the Canadian dollar and U.S. dollar and our inability to successfully implement currency hedging strategies; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws, treaties, regulations or rules thereunder in Canada, the U.S., or other relevant jurisdictions, or changes thereto, or changes in their interpretation or enforcement by tax authorities, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; the expected timing and completion of the proposed disposition of Northwestel are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, the purchaser securing financing, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed disposition will be realized; the failure to attract, develop and retain a talented team capable of furthering our business strategy and operational transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations, and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; reputational risks and the inability to meaningfully integrate sustainability considerations into our business strategy, operations and governance; the adverse impact of various internal and external factors on our ability to achieve our sustainability targets including, without limitation, those related to GHG reduction and supplier engagement; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; the failure to develop and implement sufficient corporate governance practices; the inability to adequately manage social issues; health risks, including pandemics, epidemics and other health concerns, such as radio frequency emissions from wireless

BCE INC. 2025 ANNUAL INFORMATION FORM	5

communications devices and equipment; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need and comply with various obligations; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data and AI governance, privacy and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards.

These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements are discussed in this Annual Information Form and the BCE 2025 MD&A and, in particular, in section 9, Business risks of the BCE 2025 MD&A, on pages 91 to 103, of the BCE 2025 Annual Financial Report.

Forward-looking statements contained in this Annual Information Form for periods beyond 2026 involve longer-term assumptions and estimates than forward-looking statements for 2026 and are consequently subject to greater uncertainty. Forward-looking statements for periods beyond 2026 further assume, unless otherwise indicated, that the risks described above and in section 9, Business risks, of the BCE 2025 MD&A will remain substantially unchanged during such periods.

We caution readers that the risks described above are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint arrangements and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after March 5, 2026. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

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2	Corporate structure

2.1	Incorporation and registered office

BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, as amended by: (a) a certificate and articles of arrangement dated July 10, 2006 to implement a plan of arrangement providing for the distribution by BCE Inc. to its shareholders of units in the Bell Aliant Regional Communications Income Fund and to consolidate outstanding BCE Inc. common shares; (b) a certificate and articles of amendment dated January 25, 2007 to implement a plan of arrangement providing for the exchange of Bell Canada preferred shares for BCE Inc. preferred shares; (c) a certificate and articles of amendment dated June 29, 2011 to create two additional series of BCE Inc. Cumulative Redeemable First Preferred Shares (first preferred shares); and (d) certificates and articles of amendment dated September 22, 2014 and November 11, 2014 to create six additional series of BCE Inc. first preferred shares. BCE Inc.’s head and registered offices are located at 1, Carrefour Alexander-Graham-Bell, Building A, Verdun, Québec H3E 3B3.

2.2	Subsidiaries

The table below shows BCE Inc.’s main subsidiaries at December 31, 2025, their jurisdiction of incorporation or formation and the percentage of voting securities that BCE Inc. directly or indirectly held in such subsidiaries on that date. BCE Inc. has other subsidiaries that have not been included in the table since each represented 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues at December 31, 2025. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2025.

Subsidiary	Percentage of voting securities held by BCE Inc. at December 31, 2025(1)	Jurisdiction of incorporation or formation

Bell Canada	100%	Canada

Bell Mobility Inc.	100%	Canada

Bell Media Inc.	100%	Canada

Northwest Fiber Ultimate Holdings, LLC	100%	Delaware

(1)

At December 31, 2025, BCE Inc. directly held 94.1% of the voting securities of Bell Canada and indirectly held the remaining 5.9% through its wholly-owned subsidiary, Bell MTS Inc. (Bell MTS). BCE Inc. indirectly held all the voting securities of: (i) Bell Mobility Inc. (Bell Mobility) through Bell Canada, which in turn indirectly held all the voting securities of Bell Mobility through its wholly-owned subsidiary, Bell Mobility Holdings Inc.; (ii) Bell Media Inc. (Bell Media) through Bell Canada; and (iii) Northwest Fiber Ultimate Holdings, LLC through Bell Canada, which in turn indirectly held all of the voting securities of Northwest Fiber Ultimate Holdings, LLC through its wholly-owned subsidiary, BCE Holding Corporation.

BCE INC. 2025 ANNUAL INFORMATION FORM	7

3	Description of our business

This section contains forward-looking statements, including, but not limited to, statements relating to our anticipated capital expenditures and network deployment plans, our fibre expansion in the U.S., our transformation initiatives and the benefits expected to result therefrom, the successful development and implementation of AI solutions, either by us or pursuant to certain partnerships entered into by BCE, our proposed acquisitions and dispositions, and our business outlook, objectives, plans and strategic priorities. Refer to section 1, Caution regarding forward-looking statements in this Annual Information Form.

3.1	General summary

BCE is Canada’s largest communications company,(1) leading the way in advanced fibre and wireless networks, enterprise services and digital media. BCE delivers next-generation technology that leverages cloud-based and AI-driven solutions. BCE provides residential, business and wholesale customers with a wide range of solutions for all their communications needs.

On August 1, 2025, BCE acquired Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the U.S. providing wireline, Internet and TV services to residential, business and wholesale customers in this region. The results from the acquired Ziply Fiber operations are included in a new segment, Bell Communication and Technology Services (Bell CTS) U.S., from the date of acquisition.

Our results are subsequently reported in three segments: Bell CTS Canada, Bell CTS U.S. and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

Bell CTS Canada provides a wide range of communication products and services to consumer, business and government customers across Canada. Wireless products and services include mobile data and voice plans, streaming services, and devices and are available nationally. Wireline products and services comprise data (including Internet access, Internet protocol television (IPTV), cloud-based services, AI-driven solutions and business solutions), voice, streaming services, and other communication services and products, which are available to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, as well as, in 2024, the results of operations of our national consumer electronics retailer, The Source (Bell) Electronics Inc. (The Source). In 2024, Bell wound down The Source head office and back office operations, as well as closed 107 The Source stores.

Bell CTS U.S., comprised of Ziply Fiber, provides wireline communication products and services over a combined fibre-based and copper-based network, to residential, business and wholesale customers in the Pacific Northwest of the U.S. Wireline products and services consist of data (including broadband Internet with varying speeds and value-added features, commercial ethernet, dedicated Internet-non-switched access and other data transport networking options) and voice (traditional and voice over Internet protocol (VoIP) voice services, including local, long distance, and unified communications as a service (UCaaS) and Video (IPTV)).

Bell Media holds a portfolio of assets providing premium video, audio, OOH advertising, and digital media services to customers nationally across Canada.

Additional information regarding our business operations and the products and services we provide can be found in section 1.2, About BCE, of the BCE 2025 MD&A, on pages 12 to 16 of the BCE 2025 Annual Financial Report. Additional information regarding the business outlook of our Bell CTS Canada, Bell CTS U.S. and Bell Media segments can be found in the sections entitled Business outlook and assumptions, of the BCE 2025 MD&A, on pages 58 to 59 , and 65 of the BCE 2025 Annual Financial Report.

In addition to our operating segments, we also hold investments in a number of other assets, including:

•	a 50% indirect equity interest in Glentel Inc. (Glentel); and

•	a 20.2% indirect equity interest in entities that operate the Montréal Canadiens Hockey Club, evenko and the Bell Centre in Montréal, Québec, as well as Place Bell in Laval, Québec.

A discussion of the key transactions completed by BCE since 2023 can be found in section 4.1, Transactions, of this Annual Information Form.

(1)	Based on total revenue and total combined customer connections.

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For the years ended December 31, 2025 and 2024, we generated consolidated operating revenues of $24,468 million and $24,409 million, respectively, and consolidated net earnings of $6,514 million and $375 million, respectively. For the year ended December 31, 2025, Bell CTS Canada’s operating revenues totaled $21,289 million ($21,261 million external revenues), Bell CTS U.S.’s operating revenues totaled $392 million ($392 million external revenues) and Bell Media’s operating revenues totaled $3,154 million ($2,815 million external revenues). For the year ended December 31, 2024, Bell CTS Canada’s operating revenues totaled $21,619 million ($21,592 million external revenues) and Bell Media’s operating revenues totaled $3,151 million ($2,817 million external revenues). A table showing the operating revenues that each segment contributed to total operating revenues for the years ended December 31, 2025 and 2024 can be found in section 4.3, Operating revenues, of the BCE 2025 MD&A, on page 42 of the BCE 2025 Annual Financial Report. A table showing the operating revenues of our Bell CTS Canada and Bell CTS U.S. segments by category of products and services can be found in section 5.1, Bell CTS, of the BCE 2025 MD&A, on pages 50 and 51 of the BCE 2025 Annual Financial Report.

Some of our segments’ revenues vary slightly by season. For more information, refer to section 7.2, Quarterly financial information – Seasonality considerations, of the BCE 2025 MD&A, on page 83 of the BCE 2025 Annual Financial Report.

3.2	Strategic priorities

BCE’s purpose is to advance how people connect with each other and the world. Our brand platform, Connection is everything, underscores our fundamental role in facilitating connections — enabling individuals and businesses to forge meaningful relationships, opportunities and experiences with each other, their communities and the wider world.

As Canada’s largest communications company,(1) we strive to create exceptional experiences and positive, lasting impacts for the customers, businesses and communities we serve. Reliable, high-performance connectivity and digital solutions are foundational to modern life, supporting economic growth, social inclusion and innovation across the country. By continuing to invest in world-class fibre and wireless networks and by deploying cloud-based, AI-enabled technologies, we aim to help individuals, businesses and public institutions thrive in an increasingly digital and data-driven world.

Our primary business objectives are to grow our subscriber base profitably and to maximize revenues, operating profit, free cash flow and return on invested capital. We pursue these objectives by strengthening our position as the leading provider in Canada of comprehensive communications services to residential, business and wholesale customers; as a leading fibre Internet provider in the Pacific Northwest of the U.S. through Ziply Fiber; and as Canada’s leading media and entertainment company. Across our operations, we seek to leverage our scale, networks, infrastructure, distribution channels, brand and marketing capabilities to create value for customers, shareholders and other stakeholders.

Our strategy is guided by four interconnected priorities that bring our purpose to life while strengthening customer experience, improving operational efficiency and supporting long-term value creation. These priorities are underpinned by our unique and differentiated assets across fibre, wireless, enterprise and media, and are focused on driving sustainable growth through network leadership, digital transformation and customer-focused innovation. Execution of our strategy is supported by a disciplined capital allocation approach tailored to a reshaped operating environment, reinforcing our objective to driving total shareholder return.

Bell’s four strategic priorities

Additional information regarding our strategic priorities can be found in section 2, Strategic priorities, of the BCE 2025 MD&A, on pages 29 to 31 of the BCE 2025 Annual Financial Report.

(1)	Based on total revenue and total combined customer connections.

BCE INC. 2025 ANNUAL INFORMATION FORM	9

3.3	Competitive strengths

Canada’s largest communications company

We are Canada’s largest communications company,(1) providing residential, business and wholesale customers with a wide range of solutions for all their communications needs, as described below:

•

We are the largest local exchange carrier in Canada. BCE operates an extensive local access network in Ontario, Québec, the Atlantic provinces and Manitoba, as well as in Canada’s Northern Territories.(2) We provide an expansive suite of wireless communications, wireline voice and data, including Internet access and TV, product and service offerings to residential, business and wholesale customers. We also own Bell Media, Canada’s leading media and entertainment company with a portfolio of assets in premium video, audio, OOH advertising and digital media, monetized through traditional and digital platforms.

•	We also offer competitive local exchange carrier services in Alberta and British Columbia.

•

At December 31, 2025, BCE was one of the largest wireless operators in Canada based on number of subscribers, providing 10,451,584 mobile phone subscribers with nationwide mobile voice and data services. We also had 3,359,565 mobile connected device subscribers at December 31, 2025.

•

BCE is one of the largest Internet service providers (ISP) in Canada based on number of subscribers, providing 4,890,602 (CTS Canada: 4,455,460, CTS U.S.: 435,142) retail customers at December 31, 2025 with high-speed Internet access through fibre-optic, wireless-to-the-premise (WTTP) and digital subscriber line (DSL) technology.

•

BCE is one of the largest TV providers in Canada based on number of subscribers, nationally broadcasting a wide range of domestic and international programming to 2,085,630 (CTS Canada: 2,079,791, CTS U.S.: 5,839) IPTV retail subscribers at December 31, 2025 through its IPTV services, namely Fibe TV, the Fibe TV app and Virgin Plus TV, as well as its satellite TV service.

•	BCE operated 1,722,178 (CTS Canada: 1,646,307, CTS U.S.: 75,871) retail residential network access service voice lines at December 31, 2025.

•	Our business markets team maintains a leadership position, having established relationships with a majority of Canada’s largest 100 corporations.

Our large customer base, our wireline and wireless network reach and our ability to sell through a variety of distribution channels, as discussed in more detail in section 3.4, Marketing and distribution channels, in this Annual Information Form, give us scale that supports the execution of our four strategic priorities. With a wireless network service footprint that encompasses more than 99% of Canada’s population, a coast-to-coast national fibre transport network and a local exchange carrier footprint from Manitoba to the Atlantic provinces, BCE is well positioned to take advantage of integrated wireless and wireline solutions in the future.

Technologically advanced wireless networks and services

Through our Bell CTS Canada segment, we provide wireless services over technologically advanced wireless networks that are available to virtually all Canadians. We offer a broad range of wireless voice and data communication products and services to residential and business customers through our Bell brand, as well as our Virgin Plus and Lucky Mobile brands, which enhance our competitive market position by allowing us to compete more effectively with the Canadian industry’s other discount brands, as well as regional facilities-based wireless service providers.

We are focused on maintaining our market share of national operators’ postpaid mobile phone net customer activations, growing our prepaid mobile phone subscriber base, improving sales execution and customer retention, and introducing new devices and data services. We also believe our priorities for improved customer experience at all touch points, enhanced network quality and performance driven by effective spectrum deployment and carrier aggregation that support bandwidth and speeds, as well as a broad device offering, should continue to improve our ability to attract and retain wireless customers. With our fifth-generation (5G) and 5G+ wireless networks, fourth-generation (4G) long-term evolution (LTE) wireless network, LTE Advanced (LTE-A) network and our high-speed packet access plus (HSPA+) network, we are able to offer one of the broadest ranges of choice in wireless smartphones in Canada, along with extensive North American and international coverage. Bell also offers a LTE, Category M1 (LTE-

(1)	Based on total revenue and total combined customer connections.
(2)

In June 2024, Bell Canada entered into an agreement for the disposition of Northwestel to Sixty North Unity, a consortium of Indigenous communities from the Yukon, the Northwest Territories and Nunavut, for up to $1 billion, subject to adjustments. We previously expected this transaction to close in 2025 and we continue to work with Sixty North Unity to close the transaction in 2026. The transaction remains subject to certain closing conditions, including securing financing by Sixty North Unity and, as such, there can be no assurance that the transaction will ultimately be consummated. The results of Northwestel are included in our Bell CTS Canada segment.

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M) network, which is a subset of our LTE network supporting low-power Internet of Things (IoT) applications with enhanced coverage, longer device battery life and enabling lower costs for IoT devices connecting to Bell’s national network.

Through our 5G and 5G+ wireless service, Bell offers enhanced mobile data speeds and the latest 5G and 5G+-capable smartphones. Bell is working with multiple equipment suppliers for its 5G rollout, including Nokia Corporation (Nokia) and Telefonaktiebolaget LM Ericsson (Ericsson).

Bell’s 5G network covered 89% of Canada’s population at December 31, 2025, a significant increase from the 26% of Canada’s population covered at the end of 2020. In 2022, Bell launched its 5G+ network, a faster and more responsive service allowing for a superior mobile experience, and which covered 65% of Canada’s population at December 31, 2025. Refer to section 3.5, Networks – Wireless, in this Annual Information Form for more details concerning our wireless networks.

Bell 5G was recognized as Canada’s Fastest and Best 5G wireless network by Ookla in its Q3-Q4 2025 Speedtest Awards report.(3)

Advancing 5G and IoT solutions

Bell is working with a range of global and domestic 5G partners, including Ericsson and Nokia, to accelerate Canada’s 5G innovation ecosystem. This includes continued investment in research and development (R&D) at Canadian institutions, such as a partnership between Western University and Bell creating an advanced centre for research into 5G applications across health (including mental health), transportation, education and other sectors. On the international stage, Bell is involved in the setting of global 5G standards with our participation in the Next Generation Mobile Networks consortium and 3rd Generation Partnership Project.

The high capacity and near instant connections offered by 5G support new consumer and business applications, including augmented and virtual reality (AR/VR), AI and machine learning, immersive entertainment services, connected vehicles, smart cities and enhanced rural access, and IoT opportunities for business and government enterprises.

On September 25, 2023, we announced that Bell, Verizon, Vodafone and independent software vendor Matsuko successfully conducted the first live transatlantic collaborative meeting connecting multiple holographic people in Canada, the U.S. and the United Kingdom using 5G and multi-access edge computing (MEC) technology and Matsuko’s real-time software. The call was enabled by the speed of 5G combined with the quick response times of MEC. Through its active participation in the 5G Future Forum industry body, Bell supports the developer community to access 5G MEC technologies and for their solutions to take advantage of Bell’s 5G network in Canada, and to interoperate globally.

On February 25, 2025, Bell Canada and Nokia announced a significant expansion of their 5G network infrastructure partnership, marking a major step forward in deploying cloud radio access network (RAN) and paving the way for future open RAN advancements. This multi-year contract extension will see Bell deploy Nokia’s commercial cloud RAN solution, built on a foundation of Red Hat OpenShift and supported by Dell Technologies infrastructure. Nokia will supply equipment from its industry-leading, energy-efficient 5G AirScale portfolio to support Bell’s cloud RAN deployments, ensuring feature and performance consistency throughout the network evolution. This collaboration leverages the power of cloud RAN to deliver immediate benefits to Bell’s network. The cloud-native architecture, powered by Red Hat OpenShift, provides enhanced scalability and agility, helping enable Bell to rapidly adapt its network to meet fluctuating customer demands and swiftly introduce new services. This agility is further enhanced by the deployment of Dell PowerEdge servers at cell sites and data centres, providing the processing power and reliability needed for demanding 5G workloads.

On October 2, 2025, Bell, together with AST SpaceMobile, announced a milestone in its mission to connect all Canadians: the successful completion of a space-based direct-to-cell 4G voice over LTE (VoLTE) call, video call, broadband data connectivity and video streaming using the Bell Fibe TV app to a standard, unmodified smartphone over a Canadian wireless network. The demonstration, conducted in New Brunswick over the summer, also included successful SMS messaging and emergency alerts using Bell’s powerful and reliable low-band spectrum. This achievement lays the groundwork for Bell’s planned deployment of low Earth orbit direct-to-cell service in 2026.

Bell also provides a number of solutions in the IoT sector, which enable the interconnection of a range of devices and applications that send and receive data. Bell further offers global connectivity solutions for our IoT platforms and applications, which offer customers worldwide network access and the ability to manage all of their international devices remotely from a single web platform. Bell’s lineup of innovative IoT applications includes connected telematics services, including security, safety, diagnostics and infotainment for vehicles; fuel tank monitoring and water management solutions; fleet management solutions connecting commercial vehicles to the Internet to provide web-based analytics to manage the fleet; connected laptop solutions, enabling LTE

(3)	As awarded by Ookla®, a global leader in fixed and mobile network testing and analysis, in their Speedtest AwardsTM. Based on Ookla® Speedtest Intelligence® data, 2H 2025. All rights reserved.

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connectivity directly from select LTE-enabled laptops; managed IoT security services that offer businesses, smart cities and other organizations employing IoT solutions a fully managed solution to detect and protect themselves from evolving cyber threats.

Next-generation high-speed Internet and TV services

Our strategic priority to deliver the best fibre and wireless networks has included the expansion of our fibre network to more homes and business locations. At December 31, 2025, our fibre-to-the-premise (FTTP) footprint covered approximately 8 million homes and businesses in Ontario, Québec, the Atlantic provinces and Manitoba. Our fibre network enables the delivery of Bell’s next-generation fibre-optic high-speed Internet service marketed as Fibe Internet, offering symmetrical download and upload speeds of up to 8 gigabits per second (Gbps) with FTTP through our Gigabit Fibe 8.0 service, as well as download speeds of up to 100 megabits per second (Mbps) with fibre-to-the-node (FTTN). Refer to section 3.5, Networks – Wireline – High-speed fibre deployment, in this Annual Information Form for more details concerning the deployment of our fibre-optic high-speed Internet services.

For the sixth consecutive time, the Ookla Q3-Q4 2025 Speedtest Awards have named Bell Pure Fibre Canada’s fastest Internet.(4)

On July 24, 2024, Bell announced the launch of its new Bell Business Wi-Fi App, designed to empower small businesses in Ontario and Québec with an enhanced Wi-Fi experience that combines improved security, customizable guest Wi-Fi, employee and customer data insights, and simplified network management. The Bell Business Wi-Fi App is available for small business owners in Ontario and Québec with Bell Pure Fibre Internet.

Bell also offers Wireless Home Internet (WHI), a fixed wireless broadband solution designed to serve customers in rural and underserved areas where fibre-based services are not available. WHI is delivered using Bell’s wireless-to-the-premise (WTTP) technology over its LTE network and provides broadband download speeds of up to 50 Mbps. Bell’s WTTP footprint covers approximately 1 million locations, primarily in rural communities, supporting residential Internet access in areas where FTTP deployment is not economically feasible.

Our fibre network also enables the delivery of Bell’s IPTV services, marketed as Fibe TV.

Bell’s hardware-free, app-based Fibe TV service provides access to a broad selection of live and on-demand content, including content available in 4K resolution ultra-high-definition on compatible devices, without the need for traditional set-top boxes (STBs). Key features include cloud personal video recorder (PVR), restart and transactional video-on-demand (TVOD) functionality. The Fibe TV app is available on compatible Smart TVs and streaming devices, including Samsung, LG and Roku Smart TVs, as well as Amazon Fire TV, Google Chromecast, Roku Streaming Stick and Apple TV.

In November 2024, Bell Canada expanded its TV offering with 11 new free, ad-supported TV (FAST) channels, available nationwide on the Bell TV and Virgin Plus TV apps. These channels are available with all TV packages and are seamlessly integrated into the customer’s TV guide, appearing alongside their favourite live channels.

On August 12, 2025, Bell announced the deployment of a new subsea fibre optic cable system connecting Fogo Island and Change Islands to mainland Newfoundland. Funded in partnership with the Government of Canada under the Universal Broadband Fund, the project brings future-ready, Fibre-to-the-Home technology to Change Islands and Fogo Island.

On August 18, 2025, Bell announced the launch of Bell Streaming, a new way to bundle and save on top streaming services—starting with exclusive trio bundles featuring Crave, Netflix, and Disney+.

On September 4, 2025, Bell announced the launch of its new Giga Hub 2.0 modem, bringing Wi-Fi 7 – the world’s best and latest Wi-Fi technology – to Canadian homes for the first time on its Pure Fibre network. Customers in major areas of Ontario, as well as Québec City and surrounding areas can now experience next-generation Wi-Fi performance built for today’s connected lifestyles.

On September 23, 2025, Bell and the Government of New Brunswick announced a joint initiative to expand wireless infrastructure across the province with plans to build 10 new wireless sites. These new sites will provide more New Brunswickers with access to Bell’s powerful 5G and 5G+ networks.

Our strong position in broadband Internet and TV and our broad suite of product offerings serve as a foundation for the other products and services we offer. This provides us with a significant number of established customer connections to drive uptake of new products and services, either through bundled offerings or on a standalone basis, and allows us to improve customer retention. In addition, our team continues to deliver network-centric business service solutions to large business and public sector clients, including cloud, security and workflow automation solutions, which are key to business communications today and increase the value of connectivity services.

(4)	As awarded by Ookla®, a global leader in fixed and mobile network testing and analysis, in their Speedtest AwardsTM. Based on Ookla® Speedtest Intelligence® data, 2H 2025. All rights reserved.

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Expansion in the United States

On August 1, 2025, BCE announced the successful completion of its acquisition of Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the United States for cash consideration of $3.64 billion in U.S. dollars ($5.01 billion in Canadian dollars), and the assumption of outstanding net debt of approximately $2.6 billion in Canadian dollars at closing. To accelerate expansion into the U.S. market, BCE and Public Sector Pension Investment Board (PSP Investments) announced on May 8, 2025 the formation of Network FiberCo, a long-term strategic partnership to accelerate the development of fibre infrastructure through Ziply Fiber, in underserved markets in the United States. Combined with the completion of the Ziply Fiber acquisition, this long-term strategic partnership will enable Bell to potentially reach up to 8 million fibre locations in the U.S., expanding Ziply Fiber’s footprint outside of the U.S. Pacific Northwest, and reinforcing its position as the third-largest fibre Internet provider in North America.

Ziply Fiber provides wireline communication products and services over fibre-based and copper-based networks, to residential, business and wholesale customers in the Pacific Northwest of the U.S. Wireline products and services consist of data (including broadband Internet with varying speeds and value-added features, commercial Ethernet, dedicated Internet-non-switched access and other data transport networking options) and voice (traditional and VoIP voice services, including local, long-distance, and UCaaS and Video (IPTV).

Ziply Fiber’s mission is to elevate the connected lives of people all across the Pacific Northwest of the U.S. Ziply Fiber delivers fast, reliable fibre Internet and voice connectivity to both residential and commercial customers and has extended its fibre network to more than 150 new markets across Washington, Oregon, Idaho and Montana since 2020, including new build expansion in dozens of cities and towns adjacent to original Ziply Fiber markets.

Ziply Fiber differentiates in the market by combining exceptional reliability and speed with simple, high-value product offerings that require no cumbersome contracts, bundling or price complexities. Pricing may vary from market to market to ensure highly competitive pricing based on competitive offers. In addition, Ziply Fiber is focused on delivering great customer experiences and service. Building on Ziply Fiber’s culture of industry leadership and innovation, it was one of the first ISPs in the U.S. to deliver 5 Gig residential service at scale in 2022, then quickly became the fastest residential ISP in the Northwest with the introduction of symmetrical 10 Gig fibre service in April 2023, followed just seven months later by the introduction of America’s Fastest Home Internet (50 Gig) across its entire fibre footprint. For business customers, Ziply Fiber delivers enterprise-grade connectivity solutions across fibre Internet, wavelength, private line, Ethernet, IP Transit, voice and data centre services.

Innovation in communications technology

Technological advancement plays a significant role in the success of our business. We invest in Canadian innovation and have spent $651 million in R&D capital expenditures in 2025. Our investments in R&D enable us to continue providing our customers with innovative products and services and to adopt new technologies that better support our own operations and our strategic priority to put the customer first. Our deployment of new and innovative networks and services is a direct result of our investment in R&D.

Bell has invested in developing data analytics capabilities and AI applications in multiple areas of its operations. Providing advanced technological solutions allows us to better differentiate our product and service offerings and to seek to provide greater value to our customers. As part of Bell’s objective to remain at the forefront of technology and innovation in communications services and encourage the development of and expertise in new emerging technologies in Canada, we partner with a range of global and domestic organizations.

Launch of Bell Ventures: In 2022, Bell introduced Bell Ventures, its corporate venture capital initiative to encourage development of early-stage and growth companies that harness the power of Bell’s networks to drive growth and adoption of advanced technological solutions. Building on Bell’s history of innovation and investments, Bell Ventures is a natural extension of Bell’s purpose to advance how Canadians connect with each other and the world. Bell Ventures invests in early-stage and growth companies that provide advanced technology solutions seeking to further differentiate Bell’s 5G and fibre networks and deliver solutions for its customers, including in the areas of network, security, IoT, robotics, telematics, clean technology, data monetization and AI.

Partnership with Palo Alto Networks: On March 29, 2023, Bell announced a partnership with Palo Alto Networks to better support Canadian businesses managing their cloud security with the launch of two new cloud-native application protection platform (CNAPP) solutions, Cloud Security Posture Assessment and Cloud Security Posture Protection. These cybersecurity solutions identify threats to enterprise data in the cloud and provide managed services to protect data across complex hybrid, multi-cloud environments. On December 12, 2024, Bell announced a strategic partnership with Palo Alto Networks that brings together Bell’s expertise in managed and professional services with Palo Alto Networks’ industry-leading, AI-powered cybersecurity platforms. Building upon the customer success and service development initiatives launched in 2023, Bell will offer a full suite of services

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across Palo Alto Networks’ three platforms, delivering comprehensive protection against evolving cyber threats for customers in Canada.

Acquisition of FX Innovation and Related Matters: On June 1, 2023, Bell acquired FX Innovation, a Montréal-based provider of cloud-focused managed and professional services and workflow automation solutions for business clients. This acquisition combines FX Innovation’s agility, start-up culture and cloud services expertise with Bell’s next-generation fibre and 5G networks, resources, and scale to deliver leading-edge technology solutions for Canadian businesses. The acquisition aims to position Bell as a technology services leader for our enterprise customers. On November 29, 2023, Bell and ServiceNow, a digital workflow company, announced a collaboration to launch Service Bridge capabilities on the ServiceNow platform, leveraging FX Innovation’s deep industry expertise to elevate the end-to-end experience for Bell customers with customized solutions and automation capabilities. On July 18, 2024, Bell and ServiceNow announced a multi-year strategic agreement to accelerate Bell’s transformation to meet the growing customer demand for tech services and digital media. The renewed commitment makes Bell one of ServiceNow’s largest communications customers with a first-of-its-kind collaboration in Canada. Bell will expand its use of the ServiceNow platform, supporting its own digital transformation while continuing to offer ServiceNow implementation expertise to support the digital transformation of its Bell Business Markets customers. On October 9, 2024, Bell announced the acquisition by FX Innovation of HGC Technologies (HGC), an Elite ServiceNow partner. HGC strengthens FX Innovation’s expertise in process automation, cloud technologies and digital transformation, bringing strengths in business application development, HR and customer service delivery and a strong North American talent base to support growth. HGC’s existing U.S. customer base aligns with FX Innovation’s strategic plans for expansion into the U.S. market, providing immediate access to a new and growing customer segment.

Partnership with SentinelOne: On February 1, 2024, Bell announced a partnership with SentinelOne, Inc. (SentinelOne), a global leader in AI-powered security, to provide extensive data protection services for Bell’s enterprise customers.

Collaboration with Mila: On February 2, 2024, Bell announced an 18-month collaborative project with Mila, a research institute in AI, to apply deep learning neural network algorithms to Bell’s systems and data. Mila researchers will work alongside Bell’s Machine Learning and AI teams to build on Bell’s previous investments by using deep learning neural network techniques to identify opportunities to improve business performance and customer experience. By advancing its understanding of deep learning AI techniques, Bell seeks to continue to enhance its customer experience and accelerate its operational transformation. On June 13, 2024, Bell and Mila announced a new partnership to develop cutting-edge AI solutions, building on the 18-month collaborative project Mila and Bell entered into earlier in 2024 to apply deep learning neural network algorithms to Bell’s environment. This collaboration is driven by a shared vision to enhance customer experience, optimize business operations and cultivate a vibrant AI ecosystem within Québec and across Canada. In line with Bell’s significant investments in AI, this partnership reinforces Bell’s business transformation, harnessing Mila’s groundbreaking research to drive transformative improvements across Bell’s operations.

Collaboration with Microsoft: On February 6, 2024, Bell announced a collaboration with Microsoft to expand its hybrid work solutions to help Canadian enterprises modernize their communications platforms with the launch of Bell Operator Connect, pairing Bell’s high-quality voice network and Microsoft Teams. Bell is also advancing its company-wide digital transformation and workforce modernization in selecting Microsoft 365 as its cloud collaboration solution. On November 19, 2024, Bell expanded its collaboration with Microsoft by launching services for Microsoft Teams Phone Mobile to offer Canadian businesses a flexible, secure, high-performance communication solution. This innovative mobile-first solution integrates mobile numbers with Teams, enabling seamless calling and collaboration. Teams Phone Mobile provides a consistent user experience, simplifying business communication and boosting productivity and efficiency.

Google Cloud Contact Centre AI: On April 9, 2024, Bell announced the availability of Google Cloud Contact Center AI (CCAI) from Bell for Canadian businesses – the first fully AI solution for Bell enterprise and mid-market customers. Google Cloud’s CCAI from Bell is a managed solution supported by professional services expertise that enables intelligent customer and agent experience leveraging generative AI-infused technology. Providing rich conversational experiences and analytics, Google CCAI from Bell offers scalability and flexibility that can be added to existing contact centre environments and to cloud contact centres of any size.

Acquisitions of Stratejm and CloudKettle: On July 9, 2024, Bell announced that it had acquired technical services companies Stratejm and CloudKettle Inc., adding professional and managed services expertise in cybersecurity and Salesforce digital workflow automation to its existing capabilities. These acquisitions will advance Bell’s strategy to be the leader in supporting medium and large organizations’ digital transformations and automation through cloud services. Combined with Bell’s Pure Fibre and 5G networks, enterprises will benefit from an exceptional and seamless AI-powered end-to-end customer experience.

Partnership with Hyundai Motor Group: On July 25, 2024, Bell and Hyundai Motor Group (Hyundai) announced a multi-year extension of their strategic partnership to provide Canadian customers with advanced in-car connected infotainment services, raising the bar for in-vehicle experiences. Through Bell’s IoT connectivity, Hyundai, Kia and Genesis customers in Canada will benefit

14	BCE INC. 2025 ANNUAL INFORMATION FORM

from fast and reliable access to infotainment features, with the partnership also exploring additional services such as over-the-air software updates, music/video streaming, casual gaming and eventually Wi-Fi hotspots, providing seamless connectivity on the go.

Collaboration with MacLean: On September 17, 2024, Bell and MacLean, the world’s largest Canadian-based manufacturer of underground mining equipment, announced a technology collaboration to better support the evolving needs of mining customers. The innovations being introduced will improve equipment interoperability, enhancing safety for workers and driving sustainable practices and reduced vehicle emissions.

Ax-C: On October 8, 2024, Ax-C, a new hub for innovative entrepreneurship that opened in 2025, announced a multi-year partnership with Bell, Google, Desjardins and the Fonds de solidarité FTQ, representing a combined financial contribution of $5.25 million. This strategic private sector partnership will build a strong and dynamic ecosystem dedicated to the growth of startups in Québec.

Field Test with Ericsson: On April 15, 2025, Bell Canada and Ericsson announced they conducted a successful field test of AI-native link adaptation – the first globally. This innovative technology uses real-time AI to dynamically adapt networks in response to changes in signal quality, interference and other factors. The result is an enhanced user experience through increased throughput and spectral efficiency. This collaboration marks a significant breakthrough in applying AI to improve the performance of radio access networks.

Collaboration with Fortinet: On April 24, 2025, Bell announced the addition of Fortinet, a global cybersecurity leader driving the convergence of networking and security into its suite of enterprise tech service solutions. Through this collaboration, Bell will integrate Fortinet’s leading Secure SD-WAN technology into its managed SD-WAN-as-a-Service, improving security and network performance for Canadian businesses.

Creation of Ateko: On May 6, 2025, Bell Canada unveiled Ateko, a dynamic new brand poised to revolutionize business operations with AI-driven automation and technology collaboration. The company serves clients across diverse sectors, including telecommunications, media, technology, public sector, utilities and finance. As an end-to-end solutions integrator and operator, backed by Bell’s next-generation Pure Fibre and 5G networks, resources and scale, Ateko is positioned to challenge disconnected IT System Integration delivery models with significant growth and expansion in Canada and into new markets across the globe. One of the fastest growing tech services companies in Canada, Ateko is formed from the unification of Bell’s acquired tech service providers: FX Innovation, CloudKettle and HGC Technologies. Maintaining its agile culture of ingenuity and operating under the leadership of CEO Guillaume Bazinet (co-founder of FX Innovation), Ateko will drive Bell’s objective to help transform businesses with end-to-end automated cloud and IT solutions. On December 3, 2025, Ateko announced it has acquired SDK Tek Services Ltd., a highly respected Calgary-headquartered data engineering and analytics integrator. This acquisition supports Bell’s strategic priority to lead in enterprise with AI-powered solutions and contributes to the development of a sovereign Canadian AI ecosystem.

Bell AI Fabric: On May 28, 2025, Bell Canada announced Bell AI Fabric, a major investment that will create the country’s largest AI compute project and ensure that Canadian companies can continue to compete and win in the global AI economy. Bell AI Fabric will create a national network starting with a data centre supercluster in British Columbia that will aim to provide upwards of 500 MW of hydro-electric powered AI compute capacity across six facilities. On February 10, 2026, Bell Canada and SAP Canada announced a Memorandum of Understanding to jointly deliver a comprehensive Canadian-operated cloud solution designed to meet high standards of data protection and strengthen Canada’s digital sovereignty. The partnership will combine Bell AI Fabric’s secure national network, compute and data centre footprint with SAP Sovereign Cloud On-Site (SCOS) solution and Canadian-based operations team.

Partnership with Zoom: On May 20, 2025, Bell Canada and Zoom, a global leader in workplace communications, announced a partnership to offer Workplace from Bell and Zoom, an open collaboration platform with AI Companion, available to Canadian enterprises exclusively through Bell. This relationship reinforces Bell’s objective to provide innovative, reliable and secure AI powered communication solutions that empower businesses to thrive in today’s dynamic work environment.

Partnership with Cohere: On July 28, 2025, Bell Canada and security-first enterprise AI company Cohere announced a strategic partnership to provide full-stack sovereign AI solutions for government and enterprise customers across Canada and to deploy proprietary, secure AI solutions within Bell. Cohere will make its secure enterprise-grade AI solutions available through Bell AI Fabric, providing government and enterprise customers with access to fully sovereign, advanced models and customized applications. This includes leveraging North, Cohere’s agentic AI platform for both customers and Bell employees. In turn, Bell will become Cohere’s preferred Canadian AI infrastructure provider, while Cohere will become Bell’s preferred Canadian agentic AI solution and LLM provider.

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Partnership with Perplexity: On August 11, 2025, Bell announced a new partnership with Perplexity, a leading AI-powered answer engine, becoming the company’s exclusive telecommunications partner in Canada. Through this partnership, eligible Bell customers will receive 12 months of complimentary access to Perplexity Pro, a premium AI research and productivity tool valued at nearly $300.

Partnership with BUZZ High Performance Computing: On August 19, 2025, BUZZ High Performance Computing (Buzz HPC), a wholly-owned subsidiary of HIVE Digital Technologies Ltd., a Canadian AI cloud provider and NVIDIA Cloud Partner, announced that it had signed a preferred partnership with Bell Canada to deliver one of Canada’s largest sovereign AI ecosystems through Bell AI Fabric. BUZZ HPC will provide Bell’s government and enterprise customers with access to NVIDIA Ampere, NVIDIA Hopper and NVIDIA Blackwell GPU clusters, scalable over NVIDIA Quantum-2 InfiniBand networking. BUZZ HPC’s large-scale NVIDIA accelerated computing infrastructure, purpose-built for AI, machine learning and scientific computing, will be integrated with Bell AI Fabric’s advanced fibre network, data centres and partner ecosystem, including Cohere. This combined capability supports a range of use cases, including developing AI foundational models and fine-tuning existing models all within Canada. By expanding accelerated computing infrastructure across multiple provinces, the collaboration ensures true nationwide reach. Canadian innovators will gain access to high-performing NVIDIA accelerated computing, hosted in secure, Canadian-owned facilities that comply with strict data residency and cybersecurity regulations.

Bell Cyber: On September 9, 2025, Bell announced the launch of Bell Cyber, a new brand complementing its growing AI-powered technology solutions business. Bell Cyber represents a pivotal step in Bell’s strategy to lead as a North American technology services provider, delivering AI-powered, scalable and sovereign cybersecurity solutions that protect enterprises and strengthen Canada’s digital future. On February 17, 2026, Bell Cyber and Radware® (NASDAQ: RDWR) announced the expansion of their partnership with an enhanced AI-driven, cloud-delivered security service designed to help organizations defend against increasingly automated and sophisticated cyberattacks. The expanded service integrates Radware’s AI-based application security with Bell Cyber’s fully managed security operations, designed to enable earlier identification of anomalous behaviour, blocking malicious traffic, and adapting protection as attack patterns evolve. The service is delivered through Bell Cyber’s managed security model, reducing the operational burden on customer security teams.

MoU with Simon Fraser University: On September 16, 2025, Bell Canada and Simon Fraser University (SFU) announced a Memorandum of Understanding to collaborate on advancing Canada’s AI and sovereign supercomputing ecosystem. This agreement will bolster Canada’s sovereign AI infrastructure, promote the development of clean and sustainable data centre technologies and invest in Canada’s AI talent pipeline. By investing in Canada’s sovereign AI ecosystem, Bell and SFU will further contribute to Canada’s economic resilience and national security by ensuring that Canadian organizations have access to secure, reliable and locally controlled AI resources.

MoU with Queen’s University: On December 15, 2025, Bell and Queen’s University announced that they have signed a Memorandum of Understanding to build and operate a next-generation, world-class AI supercomputing facility. This partnership will enhance Canada’s AI capacity, drive domestic adoption of AI tools and strengthen digital sovereignty at a critical moment in our nation’s history.

Other Bell Canada AI Solutions:

•

On February 26, 2025, Bell Canada announced its network AI Ops solution built on Google Cloud, which has been successfully deployed and is already revolutionizing how it detects, analyzes and presents network issues. This AI-driven approach has significantly improved Bell’s mean time to resolution, enabling proactive network management that enhances reliability and optimizes the customer experience.

•

On March 26, 2025, Bell announced the launch of its Security-as-a-Service (SECaaS) solution, hosted on its Canadian sovereign cloud. This innovative service provides public and private sector organizations with top-tier cybersecurity solutions while ensuring data remains within Canadian borders, adhering to local privacy and security regulations.

Our significant media assets

Bell Media’s range of video and audio content enhances the execution of our strategic priorities by leveraging our significant network investments, delivering compelling content across all screens and platforms, and enabling us to maximize strategic and operating synergies, including the efficiency of our content and advertising spend.

Bell Media’s assets in video, audio, OOH and digital platforms are a key competitive advantage, as described below:

•

Bell Media is the largest media and entertainment player and largest content acquirer and maker in Canada, leaning into digital while optimizing legacy and driving growth. We are a digital media and content powerhouse with global impact. We own key

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marquee events in Canada, including national elections, Grey Cup, the Super Bowl, the Oscars, the Emmys, F1 and the 2026 FIFA Men’s World Cup. Our iconic sports, entertainment and news brands and content drive more than 800 million hours of consumption by Canadians each month.

•

We own Crave, a premium bilingual platform and the largest and most distributed Canadian-owned streaming service. Crave features a broad catalogue of sought-after content, including the global smash hit Crave Original Heated Rivalry alongside an extensive catalogue of original Canadian productions, box-office hits, Emmy Award-winning series and thousands of hours of exclusive French-language content. Crave is available direct to consumers and through participating service providers, with flexible subscription options, as well as bundled offerings. These include Disney+, TSN and ICI TOU.TV, providing subscribers with expanded choice and enhanced value across entertainment, sports and French-language programming. STARZ remains available through participating service providers and directly to consumers as a separate add-on. Through a subscription to Crave, Canadian subscribers have wide-ranging choice and convenience, providing access to HBO and Max Originals, Crave Originals, CTV, Noovo, news, select sporting events, a deeper collection of kids content, and content from Bell Media’s suite of entertainment specialty channels including USA Network and Canal D. Crave also offers the option to register through a free account, providing ad-supported access to content from CTV and Noovo and a library of movies through CTV Movies and CTV Throwback.

•

We own and operate 35 conventional TV stations, including CTV, Canada’s #1 conventional network for 24 consecutive years in primetime (A25-54), trusted news brand CTV News and leading digital news destination ctvnews.ca, the top digital news destination in Canada for nearly two years. Additionally, we own the French-language Noovo network in Québec and digital news destination Noovo.info. Part of Noovo’s multi-platform news division, our Noovo.info website offers exclusive original features dedicated entirely to news.

•

We own and operate 24 specialty channels, including TSN, a leader in Canadian sports broadcasting, RDS, the top French-language sports network, Toronto’s #1 news specialty station CP24, top English entertainment specialty channel CTV Comedy and Canal.

•

We have one of the broadest lineups of sports rights in the world, with long-term rights to marquee brands and events including the National Football League (NFL), the Super Bowl, FIFA World Cup 2026, F1 (including the Canadian Grand Prix), The Masters, PGA, the Canadian Football League (CFL) and Grey Cup, Tennis Grand Slams including WIMBLEDON and the US OPEN, regional hockey rights including the Winnipeg Jets and Montréal Canadiens, and a large portfolio for women’s sports, including Professional Women’s Hockey League (PWHL) and Northern Super League (NSL).

•

We own and operate five direct-to-consumer (DTC) services, including Crave, the exclusive home of HBO and Max Originals in Canada, STARZ, TSN, TSN+ and RDS. We own 13 English and French-language FAST channels, featuring a selection of acclaimed and fan-favourite entertainment, factual, news and sports programming. All 13 channels are available on LG Channels, Samsung TV Plus, Plex and The Roku Channel.

•	We own 55 licensed radio stations across Canada, all available through iHeartRadio.ca and the iHeartRadio Canada app.

•

We own the iHeartRadio Canada brand, with a wide range of content including more than 360 licensed Canadian radio stations across 170 markets, hundreds of thousands of podcasts, playlists and on demand content. In September 2025, Bell Media and iHeartMedia announced a long-term extension of their exclusive partnership, also providing Bell Media with Canadian representation of iHeartRadio’s extensive podcast portfolio.

•

We own Astral, a leader among Canada’s OOH advertising companies, with strategically located advertising faces spanning across the country in more than 50 markets. Astral offers five product lines: outdoor advertising, street furniture, airport, large digital format and transit. We lead Canadian broadcast media competitors in the digital landscape in the number of unique visitors, page views and total minutes.

•

Our majority ownership of Sphere Abacus now serves as the primary international distributor of our owned rights. This partnership expands our global reach, enhances monetization opportunities and strengthens our ability to bring compelling Canadian storytelling to international audiences.

Our competitive strengths also include synergies with BCE, across marketing, data and tech. From bundling Crave with Bell consumer offerings, including mobility, Internet and content, to marketing reach for Bell services across Bell Media platforms and to sharing technology and resources on product development. As well, Bell Media’s competitive strength is bolstered by our broad reach across Canada, our ability to deliver top content across platforms, our constant drive to provide the most engaging and interactive experience for viewers and our ability to serve the needs of advertisers across multiple platforms.

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Refer to section 2.4, Build a digital and media content powerhouse of the BCE 2025 MD&A, on page 31 of the BCE 2025 Annual Financial Report, for a description of certain agreements entered into and initiatives launched in 2025 by Bell Media.

3.4	Marketing and distribution channels

Bell CTS Canada and Bell CTS U.S.

The guiding principle driving our marketing strategy is to offer our clients the ultimate in reliable, simple and accessible communications services. In doing so, our objective is to increase customer acquisition, retention and loyalty through multiple service offerings.

Through the bundling of services, which combines high-speed Internet, TV, streaming and home phone, as well as wireless services, our goal is to use a multi-product offering to achieve competitive differentiation by offering a premium, integrated set of services that provides customers with more freedom, flexibility and choice. We also make use of limited-time promotional offers featuring discounted rate plans, special rates on wireless handsets and TV receivers, as well as other incentives, to stimulate new customer acquisition and retain existing customers or to respond to competitive actions in our markets.

We focus our marketing efforts, including with respect to Ziply Fiber, on a coordinated program of video, print, audio, Internet, outdoor signage, direct mail and point-of-sale media promotions. We engage in mass market advertising in order to maintain our brand and support direct and indirect distribution channels. Coordinated marketing efforts throughout our service area (in both Canada and the U.S. through Ziply Fiber) ensure that our marketing message is presented consistently across all our markets. Promoting the Bell brand is complemented by our other brand marketing efforts, reinforcing awareness of all our services and capitalizing on the size and breadth of our customer base across all product lines. In the U.S., Ziply Fiber also undertakes other brand marketing efforts, including organic content marketing efforts, event sponsorships and local philanthropic endeavours.

The Bell brands play a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level.

Acquiring and retaining wireless subscribers is a key marketing objective that we seek to achieve through our networks and suite of leading-edge devices and services to drive higher usage and increased adoption of data services. We offer unlimited plans featuring unlimited data access with no overage charges. We also offer SmartPay device financing plans that let Bell Mobility customers buy their new smartphones with 24 interest-free installments separate from their service plan and we similarly offer Sweet Pay device financing plans for Virgin Plus customers. In addition, we offer Connect Everything plans that provide a way to link all of a customer’s Bell devices with a pool of data to share across smartphones, tablets, smartwatches and other devices such as wireless trackers, security cameras and vehicles with Bell Connected Car. We also continue to offer discounts on the price of wireless handsets in exchange for a contractual commitment from a subscriber, a practice also used by other Canadian wireless operators. As the Canadian wireless market further matures and competition intensifies, customer retention is increasingly important. Accordingly, we employ customer retention initiatives aimed at increasing our customers’ level of satisfaction and loyalty.

We also offer eligible customers the convenience of One Bill for Internet, TV, home phone, wireless and streaming services.

We deliver our products and services to residential wireless and wireline customers through:

•	over 1,000 Bell, Virgin Plus, Lucky Mobile, Best Buy Express and Staples locations and/or branded dealers;

•	retailers such as Walmart, Loblaws and Glentel’s WIRELESSWAVE, Tbooth wireless and The Mobile Shop, as well as a network of regional and independent retailers in all regions;

•	call centre representatives;

•	our websites, including bell.ca, virginplus.ca and luckymobile.ca; and

•	door-to-door sales representatives.

On January 31, 2023, Bell and Staples Canada ULC (Staples) announced a multi-year exclusive agreement to sell Bell, Virgin Plus and Lucky Mobile wireless and wireline services through Staples stores across Canada for consumers and small businesses. In addition, Bell and Staples partner to sell Bell wireless and wireline services direct to medium-sized businesses through the Staples Professional sales team, backed by Bell’s advanced communications expertise.

On May 3, 2023, Bell announced a multi-year strategic agreement with Air Canada, which includes premier sponsorship of its free in-flight messaging for Aeroplan members and the distribution of complimentary subscriber identity module (SIM) cards on board to enable newcomers and visitors arriving in Canada to activate a wireless SIM while still in the air.

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In 2024, Bell Canada announced a strategic partnership with Best Buy Canada to operate 167 The Source consumer electronics retail stores in Canada, which have been rebranded as Best Buy Express and offer the latest in consumer electronics from Best Buy along with exclusive telecommunications services from Bell. The first Best Buy Express was opened in Guildford Town Centre, Surrey, British Columbia on June 26, 2024. In addition, in 2024, Bell wound down The Source head office and back office operations, as well as closed 107 The Source stores.

On January 8, 2025, Bell and Corus Entertainment announced the expansion of a strategic, multi-year agreement for Corus networks to be distributed on Bell Fibe TV and Bell Satellite TV, including Corus’ premier lifestyle networks, Flavour Network and Home Network.

On October 2, 2025, Bell announced the renewal of its long-standing partnership with the Canadian Olympic Committee (COC), extending through the 2032 Olympic Games. This milestone reflects Bell’s continued commitment to empowering Canadian athletes and inspiring Canadians from coast to coast. With this renewal, Bell remains the Official Telecommunications Partner of Team Canada for the 2026, 2028, 2030 and 2032 Olympic Games.

For small and medium-sized business customers, our small and medium business team offers a wide range of wireline and wireless services, including Business Fibe Internet, Bell Total Connect, Business Phone and TV and IoT solutions, along with many other communications solutions, all designed for companies. All solutions are sold through dedicated call centre representatives and our bell.ca website, as well as our retail network and door-to-door sales representatives.

Communications solutions for large enterprise customers, including our wireless services, are delivered by our business markets team and our products and services are sold through dedicated sales representatives, certified resellers and competitive bids. By combining products and services, including professional services, into fully managed, end-to-end information and technology solutions, we have been successful in providing large enterprise customers with complex communications products and services. We continue to aim to differentiate ourselves in the marketplace by enhancing our customer service levels and offering solutions designed to provide superior service, performance, availability and security. We deliver expertise in key solution areas, including Internet and advanced network solutions, voice and collaboration solutions, cloud and workflow solutions delivered through Ateko, end-to-end cybersecurity solutions delivered through Bell Cyber, cloud-based contact centre and full-stack AI solutions through Bell AI Fabric.

Our wholesale business communications products and services are delivered by our wholesale team. They are sold through our dedicated sales representatives, web portals and call centres.

Bell Media

Bell Media’s video, OOH and digital advertising customer base is comprised of large advertising agencies, which place advertisements with Bell Media on behalf of their customers, and advertisers who buy directly. Bell Media also has contracts with a variety of distribution partners under which subscription fees for video products are earned. Bell Media’s radio broadcast customer base is comprised of both advertising agencies and businesses in local markets.

Bell Media’s audio and video products are delivered to Canadians through a combination of over-the-air broadcast transmission, partnerships with traditional and digital distributors, and Bell Media’s own digital platforms.

Crave is available through participating TV providers across Canada, which provide the added opportunity to access the Crave linear channels on traditional set-top boxes, as well as via on-demand channels, through the Crave app, crave.ca and on Amazon’s Prime Video Channels. TSN and RDS are also available directly via the Internet through each brand’s official website, the app and on Amazon’s Prime Video Channels in Canada. Crave can be streamed on the web and through partner platforms such as iOS and Android mobile devices, Apple TV, Android TV, Amazon Fire TV, Bell Streamer, Chromecast, Roku, Samsung, LG, Hisense, Sony PlayStation and Xbox One. Finally, Bell Media’s OOH business delivers its services through an inventory of OOH faces and street furniture equipment in key urban cities across the country.

Agreement with Amazon: On February 6, 2024, Bell Media announced that it had reached an agreement with Amazon to make its best-in-class streaming service, Crave, available on Prime Video Channels in Canada.

Acquisition of OUTFRONT: On June 7, 2024, Bell Media completed the acquisition of OUTFRONT Media Inc.’s Canadian OOH media business, OUTEDGE Media Canada.

Expansion of Partnership with Warner Bros. Discovery: On October 8, 2024, Bell Media announced that it had expanded its landmark partnership with Warner Bros. Discovery for the Canadian market, extending Crave for multiple years as the exclusive home of HBO and Max content. The expansion of Bell Media’s existing licensing agreement with Warner Bros. Discovery announced in 2023 ensures Crave subscribers have continued access to a vast library of premium content for the foreseeable future. The new

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agreement also includes a co-production commitment for original Canadian content with global appeal, licensing of Bell Media original content for use on Warner Bros. Discovery platforms outside of Canada and extended access to French-language content for use on Bell Media platforms.

Content and Licensing Agreement with NBCUniversal Global TV Distribution: On October 17, 2024, Bell Media announced a major content and licensing agreement with NBCUniversal Global TV Distribution. This agreement rebranded its specialty channels, Discovery and Investigation Discovery, as USA Network and Oxygen True Crime, respectively, as of January 1, 2025. A selection of popular shows from both channels also became available for streaming on Crave. Also on January 1, 2025, existing specialty channels Animal Planet, Discovery Science and Discovery Velocity were rebranded to CTV Wild, CTV Nature and CTV Speed, respectively, completing the revitalization of Bell Media’s suite of Discovery channels.

Partnership with StackAdapt: On November 19, 2024, StackAdapt, a leading multi-channel advertising platform, and Bell Media announced a partnership to enable Bell Media’s premium inventory across connected TV (CTV), display, video, audio and digital OOH channels through StackAdapt’s platform. This collaboration offers agencies and brands unmatched reach and precision in digital advertising in Canada, backed by two of the country’s foremost programmatic leaders.

Partnership with Shopsense AI: On December 18, 2024, Bell Media announced that it had partnered with Shopsense AI, the leader in shoppable TV technology, to bring innovative second-screen shopping experiences to millions of Canadian viewers. This collaboration marks Shopsense’s first expansion outside of the U.S. and the first integration of its powerful Commerce OS into Canadian entertainment programming.

Agreement with Point Grey Pictures: On December 18, 2024, Bell Media announced that it had entered into an agreement with Point Grey Pictures to develop and produce an original scripted TV series from Point Grey and Lionsgate. The agreement was made through Lionsgate’s first-look TV deal with Point Grey. As a company with roots in Canada, Point Grey will enhance its presence in the country through this agreement by producing its first scripted show for the Canadian market.

Expansion of Partnership with NASCAR: On January 16, 2025, NASCAR announced multiple media rights deals that bolster its presence in Canada, the sport’s largest international market, highlighted by the expansion of its decades-long partnership with Bell Media. For the first time, Bell Media will be Canada’s home for all three NASCAR national series as it adds NASCAR Craftsman Truck Series programming to its long-standing NASCAR Cup Series and NASCAR Xfinity Series rights.

Partnership with PAGEBOY Productions: On January 27, 2025, Bell Media and PAGEBOY Productions, founded by acclaimed actor, producer and advocate Elliot Page, announced a new partnership to develop bold, original scripted series for Crave and CTV. Under this agreement, their collaboration will explore content opportunities, with a joint dedication to spotlighting untold stories.

Expansion of Bell Media’s Global Content Distribution footprint: On March 26, 2025, Bell Media announced that it had bolstered its existing partnership with Montréal-based Sphere Media by acquiring a majority stake in leading global content distributor Sphere Abacus, through parent company Sphere Media International. The acquisition serves as a launchpad for Bell Media’s content distribution expansion, combining the strength of the two companies to accelerate growth and capitalize on new opportunities. Through Sphere Abacus, Bell Media is set to enhance the reach of Canadian content and creators with international audiences.

New Disney Streaming Bundle: On June 5, 2025, Bell Media and Disney Entertainment announced new streaming bundle offers for the Canadian market that include Disney+, Crave, and TSN, slated to launch later this year. At launch, the new bundles provide savings for viewers when they combine services together, giving customers access to a vast selection of premium content, including HBO and Max Originals, Crave Originals, Disney, Pixar, Marvel, Star Wars, National Geographic and TSN’s deep and diverse roster of live and on-demand sports programming and much more.

Investment in Blink49 Studios: On June 9, 2025, Bell Media announced that it is making a strategic investment in independent production company, Blink49 Studios (Blink49). Based in Toronto, Vancouver and Los Angeles, Blink49 is known for its robust production pipeline and partnership capabilities within Canada, the U.S. and Europe. The investment, which sees Bell Media strike, alongside FIFTH SEASON, a production and global distribution partnership with Blink49, further enhances Blink49’s capabilities as it continues to grow its slate of scripted and unscripted content.

Partnership with The Trade Desk: On June 5, 2025, Bell Media and The Trade Desk announced that key tools from the Bell Marketing Platform are now integrated into The Trade Desk’s Kokai platform. The integration provides advertisers with seamless access to Bell’s premium first-party data, custom audience-building capabilities and, in the future, advanced measurement and analytics solutions.

Agreement with PGA TOUR: On June 6, 2025, Bell Media and the PGA TOUR announced a multi-year broadcast extension, ensuring continued coverage of the PGA TOUR’s marquee golf events across TSN, RDS and CTV.

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Formula 1 Coverage: On June 12, 2025, TSN and RDS announced they will deliver complete live coverage of the biggest auto racing event in Canada when Formula 1®‘s CANADIAN GRAND PRIX 2025 returns to the famed Circuit Gilles-Villeneuve in Montréal from June 13-15, 2025.

Entertainment and Sports Bundle available via Prime Video Subscriptions in Canada: On July 25, 2025, Bell Media announced that its entertainment and sports bundle featuring best-in-class streaming service Crave, with Canada’s sports leaders, TSN and RDS, is now available via Prime Video Subscriptions in Canada. The bundles provide savings when services are combined compared to individual subscriptions and include access to Crave, featuring exclusives from HBO, the latest blockbusters, hit series and Crave Originals, plus the deepest roster of sports and championship moments when paired with TSN or RDS.

Agreement with RTC: On September 10, 2025, Astral, a division of Bell Media, announced a 10-year commercial agreement with the Réseau de transport de la Capitale in collaboration with Capitale Mobilité. Astral was selected following a call for proposals to manage advertising on buses and transit shelters in Québec City.

Expansion of Partnership with iHeartMedia: On September 12, 2025, Bell Media and iHeartMedia announced a long-term extension of their exclusive partnership, solidifying a commitment to deliver unparalleled audio entertainment experiences to audiences across Canada through iHeartRadio Canada. This renewed agreement builds upon nearly a decade of collaboration, which has seen iHeartRadio Canada become a leading digital audio platform, offering a wide range of content including more than 360 licensed Canadian radio stations across 170 markets, hundreds of thousands of podcasts, playlists and on demand content.

Partnership with Tubi: On October 3, 2025, Bell Media and Tubi, Fox Corporation’s (NASDAQ: FOXA, FOX) ad-supported streaming service, announced a long-term strategic partnership across ad sales and content distribution, including Canadian titles from Bell Media’s market-leading on-demand catalogue and FAST channel lineup. The partnership also includes plans to co-develop original content for distribution on Tubi globally, across Bell Media platforms in Canada and through Sphere Abacus, Bell Media’s international content distribution company.

Agreement with FIBA: On October 6, 2025, Bell Media announced a multi-year partnership with both the International Basketball Federation (FIBA) and Canada Basketball which provides TSN and RDS with exclusive access to the upcoming FIBA Basketball World Cups for both women and men, in addition to the rights for other premium FIBA and Canada Basketball events.

Rights extension with Montréal Canadiens: On October 10, 2025, TSN, RDS and the Montréal Canadiens announced a landmark, long-term partnership ensuring Canada’s Sports Leaders remain home to Montréal Canadiens regional broadcasts for years to come. Under the new agreement, Montréal Canadiens matchups continue to be available to subscribers located in the team’s designated broadcast region on TSN, RDS and streaming live through the networks’ digital platforms, featuring 50 games on TSN and 45 on RDS.

Launch of Outcomes Measurement Solution with Environics Analytics: On October 22, 2025, Bell Media, in partnership with Environics Analytics, announced the launch of its new Outcomes Measurement solution for TV campaigns. This measurement product will give advertisers a clear, comprehensive and privacy-first way to connect ad exposure to real-world outcomes including sales, leads, spend and more.

Rights Extension with Winnipeg Jets: On October 30, 2025, True North Sports + Entertainment and TSN confirmed a new multi-year rights extension, securing long-term exclusive access to regional Winnipeg Jets games for TSN. The continued partnership ensures Winnipeg Jets regional matchups continue to be available to viewers located in the team’s designated broadcast region and streaming live through the network’s digital platforms.

Crave Expansion: On November 26, 2025, Bell Media unveiled a significant transformation of its flagship streaming service, Crave. Canada’s largest homegrown streamer just got bigger and better, offering direct access to live programming from leading Bell Media brands, including CTV and Noovo. Viewers can now enjoy more hit series, local and national news in both English and French, major sporting and live entertainment events including award shows, and an expanded kids’ library. This is in addition to Crave’s already vast library of English and French-language content, which includes HBO and HBO Max Originals and Crave Originals, totalling more than 40,000 hours of content.

Partnership with Loblaw Advance: On December 3, 2025, Bell Media and Loblaw Advance™ introduced a first-to-market, closed-loop measurement solution for video advertisers, covering linear TV and Connected TV. Announced at the IAB Canada’s Report on Data in Toronto, Ontario, the joint offering delivers comprehensive, privacy-compliant measurement, combining Bell Media’s premium inventory and robust first-party data with extensive point-of-sale insights from Loblaw Advance™.

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Other Bell Media Initiatives:

•

In April 2024, Bell Media announced the launch of FAST channels, featuring a wide variety of content in English and French. Currently, Bell Media offers 11 FAST channels across major platforms, including Bell TV, Roku, LG Channels, Samsung TV Plus and more.

•	On September 6, 2024, Bell Media announced that its TSN service was available on Prime Video Channels in Canada, and on October 29, 2024, RDS was also made available on Prime Video Channels in Canada.

•

On January 17, 2025, Bell Media announced new bundle subscription options for Crave, TSN and RDS. The Ultimate Entertainment and Sports Bundle includes Crave and TSN for English-language programming and Crave and RDS for French-language programming.

•

On August 5, 2025, Bell Media announced new, more flexible terms across TV, audio, digital and OOH, making it easier for advertisers to plan and activate campaigns across platforms. With a growing cohort of clients leaning into multiplatform strategies, these unified terms streamline the buying process — driving greater efficiency, faster execution and more flexibility.

•

On October 1, 2025, Crave announced that its Standard With Ads tier is available for purchase on Prime Video. Prime Video customers can subscribe directly through their account for $11.99/month via primevideo.com/crave.

3.5	Networks

The telecommunications industry is evolving rapidly as it continues to move from multiple service-specific networks to Internet protocol (IP)-based integrated communications networks that can carry voice, data and video traffic. We continue to work with key vendor partners to expand our national multi-service IP-enabled networks.

Our communications networks provide wireless and wireline voice, data and video services to customers across Canada. Our infrastructure includes:

•	national transport networks for voice, data and video traffic, including Internet traffic;

•	urban and rural access networks and infrastructure for delivering services to customers; and

•	national wireless networks that provide voice, data and video services.

Wireless

To provide wireless connectivity, we have deployed and operate a number of nationwide wireless broadband networks compatible with global standards that deliver high-quality and reliable voice and high-speed data services. With our high-speed data network, we are able to offer Canadian consumers a broad range of choice in wireless smartphones, as well as touch-screen tablets, IoT devices and other devices designed for data services such as video and audio streaming, IoT communications, e-mail, messaging, Internet access and social networking. We also support international roaming in over 230 destinations, with LTE roaming in 216 destinations and 5G roaming in 135 destinations.

HSPA+ network

Our wireless HSPA+ network offered high-speed mobile access to 99% of Canada’s population at December 31, 2025, covering thousands of cities and towns in both urban and rural locations. The HSPA+ network supports global roaming, as well as a wide range of smartphones, data cards, universal serial bus (USB) sticks, tablets and other leading-edge mobile devices. The vast majority of the site connectivity for the HSPA+ network was built with high-speed fibre and an all-IP architecture for enhanced reliability.

On January 12, 2026, we discontinued our wireless HSPA+ network in Manitoba, which reduced our wireless HSPA+ network coverage to 95.4% of Canada’s population.

4G LTE network

With Bell’s 4G LTE wireless network coverage, customers have data access speeds similar to those of broadband connections and significantly faster than our HSPA+ network, making it easier for users to download applications, stream high-definition videos and music, play online games, or videoconference and chat with virtually no delays or buffering. The HSPA+ and LTE networks work together such that most Bell LTE devices support both networks.

Our LTE wireless network reached more than 99% of Canada’s population at December 31, 2025, with expected average download speeds of 18 to 40 Mbps.

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LTE-A network

By assigning multiple radio channels or carriers to one user, LTE-A technology delivers expected average speeds of 25 to 325 Mbps. Bell’s LTE network is capable of delivering Quad-band LTE-A service. Quad-band technology leverages four bands of wireless spectrum to boost peak LTE-A speeds to the gigabit level. In addition to employing a combination of carrier aggregation, Bell also uses 256 QAM and 4X4 MIMO technologies to increase spectrum efficiency and multiply capacity. Bell’s enhanced LTE-A network is available in select cities across Canada.

At December 31, 2025, we provided LTE-A network service to 96% of the population in Canada.

LTE-M network

Our LTE-M network is a subset of our LTE network supporting low-power IoT applications with enhanced coverage, longer device battery life and enabling lower costs for IoT devices connecting to Bell’s national network. An expanded reciprocal roaming partnership with AT&T Inc. (AT&T) provides Bell Canadian business customers with access to AT&T’s LTE-M network across the U.S. and also enables AT&T’s customers to roam on Bell’s national LTE-M network in Canada. Our LTE-M network is available in most Canadian provinces.

5G network

Our 5G wireless network enables us to offer enhanced mobile data speeds and the latest 5G-capable smartphones. The high capacity and near-instant connections offered by mobile 5G will support new consumer and business applications, including AR/VR, AI and machine learning, immersive entertainment services, connected vehicles, smart cities and enhanced rural access and IoT opportunities for business and government enterprises. In 2021, Bell acquired significant additional mid-band, flexible-use 3500 MHz wireless spectrum in the auction conducted by ISED. On November 30, 2023, Bell announced that it had secured the right to acquire 939 wireless spectrum licences in the 3800 MHz spectrum auction for $518 million. On January 17, 2024, Bell made a first payment of $104 million to ISED. The remaining balance of $414 million was paid on May 29, 2024, at which time Bell acquired the 3800 MHz spectrum licences. On February 6, 2026, ISED announced the provisional results of the 2026 Auction of Residual Spectrum Licences. Bell Mobility secured the right to acquire 63 spectrum licences for $13.5 `million or approximately $0.18 per MHz-Pop. The first payment of $2.7 million was due on February 20, 2026, and the remaining $10.8 million is due on March 20, 2026. Essential to Canada’s ongoing transition to 5G communications, these high-capacity airwaves support Bell’s delivery of enhanced 5G digital experiences to Canadian consumers and businesses in urban, rural and remote communities.

Bell’s 5G network covered 89% of Canada’s population at December 31, 2025, a significant increase from the 26% of Canada’s population covered at the end of 2020, attributable in part to our capital expenditure acceleration program, which provided for $1.7 billion in additional network funding in 2021 and 2022, in addition to the approximately $4 billion that Bell typically spent each year in network expansion and enhancement prior to 2020.

In July 2022, Bell began deploying 3500 MHz wireless spectrum, unleashing the next phase of 5G advancement and allowing Bell to launch its 5G+ network. Bell 5G+ is faster and more responsive than our 5G wireless network, allowing for a superior mobile experience. Initially launched in southern Ontario, the 5G+ network was expanded to Manitoba and many centres across Atlantic Canada, as well as in other communities and reached 65% of Canada’s population at December 31, 2025, with the availability of peak theoretical download speeds of up to 4.3 Gbps in select markets and average expected download speeds of 89 to 705 Mbps.

In 2022, Bell also announced plans to roll out a 5G standalone core network, starting in Toronto. The addition of 3500 MHz wireless spectrum allows Bell to deliver a new 5G core network to Canadian businesses, supported by world-class SA architecture to unlock even faster speeds and ultra-low latency. Over time, a 5G SA core network will provide additional benefits such as network slicing and is expected to enable a full range of 5G features and functionality for both enterprise and consumer use cases and support the growth of IoT.

Wireline

Voice and data network

Our national voice and data network consists of an optical fibre network with the latest technologies to provide redundancy and fault protection. It reaches all major Canadian metropolitan centres, as well as New York, Chicago, Boston, Buffalo, Detroit, Minneapolis, Ashburn (Virginia), Seattle and Secaucus in the U.S.

Our network in major Canadian cities provides state-of-the-art high-speed access at multi-gigabit speeds based on IP technology. We operate a national IP multi-protocol label switching network with international gateways to the rest of the world. This network

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delivers next-generation, business-grade IP virtual private network (IP VPN) services that connect our customers’ offices throughout Canada and around the world. The IP VPN service is the foundation platform required for the delivery of business service solutions that add value and efficiencies to customers’ businesses. These technology solutions include voice over IP/IP telephony, IP videoconferencing, IP call centre applications and other future IP-based applications. In addition, we maintain extensive copper and voice-switching networks that provide traditional local and interexchange voice and data services to all business and residential customers in Ontario, Québec, the Atlantic provinces and Manitoba.

In April 2021, Bell announced commercial 400-gigabit wavelength service deployed across major spans of Bell’s fibre infrastructure to deliver significantly increased connectivity speed and capacity while optimizing network performance and energy efficiency. 400-gigabit technology increases fibre capacity using less network hardware and more automation to deliver four times the data speed and 50% more capacity per wavelength than 100-gigabit core infrastructure or previous technology.

Key traffic routes span more than 25,000 kilometres across Canada and into the U.S.

On November 16, 2021, Bell and Nokia announced the first successful test of 25G passive optical network (PON) fibre broadband technology in North America, which validates that current GPON and XGS-PON broadband technology and future 25G PON can work seamlessly together on the same fibre hardware that is being deployed throughout the network. 25G PON delivers significant symmetrical bandwidth capacity that will support new use cases such as premium service and 5G transport. Further, in partnership with Nokia, Bell achieved a significant advancement in Canadian broadband technology with the successful completion of the country’s first 50G PON technology trial at our Advanced Technical Lab in Montréal. To do this, we leveraged our existing fibre infrastructure to provide even faster Internet speeds to customers.

High-speed fibre deployment

Our strategic priority to deliver the best fibre and wireless networks has included the expansion of our fibre network to more homes and business locations. Bell has invested significantly to deploy FTTP connections to overlay legacy copper infrastructure, with fibre directly to homes and businesses. In addition, Bell continues to deploy FTTP to all new urban and suburban housing developments in Ontario, Québec, the Atlantic provinces and Manitoba, in addition to Bell’s ongoing deployment of FTTP to multi-dwelling units and business locations. In our view, FTTP, in which optical fibre cables are used to connect each and every location, is the best available network architecture to support future bandwidth-demanding IP services and applications. Our residential fibre-optic Internet service, marketed as Fibe Internet, is enabled by our fibre network, offering symmetrical download and upload speeds of up to 8 Gbps with FTTP through our Gigabit Fibe 8.0 service, as well as download speeds of up to 100 Mbps with FTTN.

Introduced in April 2022, the Bell Gigabit Fibe 3.0 service was initially offered in eligible areas of Toronto and has since been rolled out in several communities across Ontario, Québec, Manitoba and the Atlantic provinces. Further, in Q1 2025, the Bell Gigabit Fibe 8.0 service was re-introduced to the market.

Bell Gigabit Fibe service includes the new Giga Hub 2.0 with Wi-Fi 7, enabling faster speeds and lower latency when used with a compatible device and allowing customers to work, learn, video chat, stream and game online on any or all of their household devices simultaneously.

In 2025, Bell expanded its Pure Fibre network across Atlantic Canada, Québec, Ontario and Manitoba and completed a subsea link to Fogo Island and Change Islands in Newfoundland and Labrador, improving service in remote communities.

In 2025, our planned capital spending was focused on our strategic priorities, reflecting an appropriate level of investment in our networks and services. The CRTC’s decisions imposing an aggregated wholesale high speed access to FTTP facilities obligation, and, in particular, making Telus and Rogers eligible to resell services on Bell Canada’s FTTP network have undermined Bell Canada’s incentives to invest in next-generation wireline networks. As a direct result, Bell Canada has reduced its capital expenditures in Canada by $593 million in 2025 alone and by over $1.2 billion since the interim decision relating to this matter in November 2023. Consequently, our near-term fibre build target of 8.3 million locations by the end of 2025 was not reached. At December 31, 2025, our FTTP footprint covered approximately 8 million homes and businesses in Ontario, Québec, the Atlantic provinces and Manitoba.

In addition to our Fibe Internet service, we offer Internet under the Virgin Plus brand for customers in Québec. This high-speed Internet service offers existing Virgin Plus customers download speeds of up to 1 Gbps and upload speeds of up to 100 Mbps. The Virgin Plus brand is destandardized in Ontario; however we maintain Internet service for existing Virgin Plus customers in that province.

Additionally, we continue to deploy our IPTV services in areas in Ontario, Québec, the Atlantic provinces and Manitoba where cable providers had long been dominant. As of December 31, 2025, our IPTV services had the capacity to service approximately 9.9 million homes in major cities and municipalities across Ontario, Québec, the Atlantic provinces and Manitoba.

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On August 1, 2025, BCE announced the successful completion of its acquisition of Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the United States for $5.0 billion in Canadian dollars ($3.65 billion in U.S. dollars) in cash, and the assumption of outstanding net debt of approximately C$2.6 billion at closing. To accelerate expansion into the U.S. market, BCE and PSP Investments announced on May 8, 2025, the formation of Network FiberCo, a long-term strategic partnership to accelerate the development of fibre infrastructure through Ziply Fiber in underserved markets in the United States. Combined with the completion of the Ziply Fiber acquisition, this long-term strategic partnership will enable Bell to potentially reach up to 8 million fibre locations in the U.S., reinforcing its position as the third-largest fibre Internet provider in North America.

Ziply Fiber provides wireline communication products and services over a combined fibre-based and copper-based network to residential, business and wholesale customers in the U.S. Pacific Northwest. Wireline products and services consist of data (including broadband Internet with varying speeds and value-added features, commercial ethernet, dedicated Internet-non-switched access and other data transport networking options) and voice (traditional and VoIP voice services, including local, long-distance and UCaaS and Video (IPTV).

WTTP

WTTP is 5G-capable fixed wireless technology delivered over Bell’s wireless network using 3500 MHz spectrum to deliver high-speed Internet service to residents in smaller and underserved communities. WTTP enables Bell’s WHI broadband service and complements its FTTP network.

In 2021, Bell completed the buildout of its WHI service in small towns and rural communities across Ontario, Québec, the Atlantic provinces and Manitoba, reaching its target of 1 million locations one year ahead of schedule. The accelerated rollout of its WHI service formed part of Bell’s capital expenditure acceleration program, which provided for additional network funding in 2021 and 2022.

Bell delivers WHI service with 50/10 to a majority of customers. Innovation in WTTP complements Bell’s extensive broadband fibre buildout in urban markets and our deployment of WTTP in rural locations underscores our focus on the full utilization of Bell’s assigned wireless spectrum resources.

DSL

We also offer DSL-based Internet service in areas where Fibe Internet and WHI are not available, with download speeds of up to 10 Mbps in Manitoba, 7 Mbps in Atlantic Canada and 5 Mbps in Ontario and Québec.

Satellite TV service

We provide satellite TV service nationwide under the Bell TV brand using satellites operated by Telesat Canada.

3.6	Employees

The table below shows the number of BCE employees at December 31, 2025 and 2024.

Number of employees at December 31	2025	2024

Bell CTS Canada	32,466	35,426

Bell Media	4,525	4,964

Bell CTS U.S.	1,692	N/A(2)

Total(1)	38,683	40,390

(1)

The total number of BCE employees at the end of 2025 declined by 1,707 from 40,390 at December 31, 2024 due to workforce reductions, natural attrition and retirements , partly offset by an increase in our employee base as a result of the acquisition of Ziply Fiber made on August 1, 2025 and other small acquisitions made in the year.

(2)	Bell CTS U.S. was not a reportable segment of BCE until 2025 in connection with the completion of the acquisition of Ziply Fiber.

As of December 31, 2025, approximately 39% of BCE employees were represented by unions and covered by collective agreements.

The following collective agreements covering 250 or more employees were ratified in 2025:

•	The collective agreement between TEAM and Bell MTS TEAM covering approximately 346 employees expired on February 19, 2025. A new collective agreement was ratified on October 6, 2025.

•	The collective agreement between Unifor and Bell MTS Unifor covering approximately 316 employees expired on December 19, 2025. A new collective agreement was ratified on September 19, 2025.

BCE INC. 2025 ANNUAL INFORMATION FORM	25

•

The collective agreement between Unifor 723M Media and Bell Media CTV Specialties 723M covering approximately 381 employees expired on May 31, 2025. A new collective agreement was ratified on October 9, 2025.

•

The collective agreement between Unifor and Bell Atlantic Craft and Clerical covering approximately 1,098 employees expired on December 31, 2025. A new collective agreement was ratified on December 10, 2025, prior to expiry of the existing agreement.

•

The collective agreement between IBEW and Northwestel covering approximately 298 employees expired on December 31, 2025. The collective agreement has not yet been ratified. A tentative agreement was reached on February 2, 2026; voting dates have not yet been scheduled.

The following collective agreements covering 250 or more employees will expire in 2026:

•	The collective agreement between Unifor and BTS Craft Quebec covering approximately 1,642 employees expires on May 8, 2026. Negotiations commenced in the first quarter of 2026.

•	The collective agreement between Unifor and BTS Craft Ontario covering approximately 2,526 employees expires on May 9, 2026. Negotiations commenced in the first quarter of 2026.

•

The collective agreement between Unifor 79M Media and Bell CTV Agincourt covering approximately 487 employees expires on December 31, 2026. Negotiations are expected to commence in the fourth quarter of 2026.

No collective agreements covering 250 or more employees have already expired at the time of this Annual Information Form.

3.7	Corporate responsibility

General

BCE has adopted a range of sustainability policies that are supported by various programs and initiatives. These policies address issues of importance to our many stakeholders, including, but not limited to: preventing conflicts of interest; protecting company assets; safeguarding privacy and confidentiality; treating clients, business partners, team members and competitors with respect and honesty; fostering a safe workplace; protecting the environment; and responsible use of AI.

These BCE policies include, among others, the following:

•	Code of Business Conduct

•	Data Governance Policy

•	Information Security Policy

•	Privacy Policy

•	Environmental Policy

•	Supplier Code of Conduct

•	Procurement Policy

•	Political Contributions Policy

•	Journalistic Independence Policy

•	Mandatory Reporting of Internet Child Pornography

•	Health & Safety Policy

•	Employee Privacy Policy

•	Mental Health Policy Statement

•	Workplace Violence and Harassment Prevention Policy

•	Community Investment Policy

•	Human Rights and Accommodation Policy

•	Indigenous Policy

•	Responsible Artificial Intelligence Policy

Additional information regarding our corporate governance and risk management practices, as well as our corporate responsibility strategy and related activities and outcomes, can be found in our integrated annual report available at bce.ca, as well as in section

26	BCE INC. 2025 ANNUAL INFORMATION FORM

1.5, Corporate governance and risk management and section 1.6, Capitals and our corporate responsibility, of the BCE 2025 MD&A, on pages 20 to 28 of the BCE 2025 Annual Financial Report.

Environment

Our Environmental Policy, which is reviewed annually, contains principles ranging from exercising due diligence to meet requirements of environmental legislation that applies to us, to preventing pollution and promoting cost-effective resource and waste minimization initiatives. We have instructed subsidiaries subject to this policy to support these principles and have established an executive-level committee to oversee the implementation of the policy. We monitor our operations to seek to ensure that we comply with our Environmental Policy and environmental requirements and standards.

Since 2009, Bell Canada has maintained an environmental management system certified to the ISO 14001 standard,. This certification covers Bell Canada’s internal governance to ensure execution of the environmental management system associated with the development of policies and procedures for the delivery of services by Bell Canada for business sectors network and broadband services (wireline, wireless, Internet, TV), cloud and data hosting, broadcast services (radio, digital platform and TV) and connectivity and advertising technology and event promotion.

For the year ended December 31, 2025, we spent $16.1 million as expenses and $13.3 million as capital expenditures for environmental activities. For 2026, we have budgeted $15 million of expenses and $13 million of capital expenditures for environmental activities.

Additional information regarding our environmental activities can be found in section 1.6, Capitals and our corporate responsibility, of the BCE 2025 MD&A, on pages 23 to 28 of the BCE 2025 Annual Financial Report.

3.8	Competitive environment

A discussion of our competitive environment can be found in section 3.3, Principal business risks and the various subsections entitled Competitive landscape and industry trends and Principal business risks, of the BCE 2025 MD&A, on pages 34 to 35, 55 to 58, 60 to 61, 63 to 64 and 66 of the BCE 2025 Annual Financial Report.

See also section 3.3, Competitive strengths, in this Annual Information Form for more information concerning our competitive position.

3.9	Regulatory environment

A discussion of certain legislation that governs our businesses, as well as government consultations and recent regulatory initiatives and proceedings affecting us, can be found in section 8, Regulatory environment, of the BCE 2025 MD&A, on pages 84 to 90 of the BCE 2025 Annual Financial Report.

More information about the Canadian ownership restrictions on BCE’s common shares can be found in section 5.1, BCE securities, in this Annual Information Form.

3.10	Intangible properties

Intellectual property

We use various works protected by intellectual property rights (IP Assets), which we own or for which we have been granted rights of use. These IP Assets include, without limitation: brand names; trademarks such as names, designs and logos; copyrights of content, programs and musical works; broadcast signals, software and applications; domain names; patents or patent applications for inventions owned or produced by us and our employees; and various other copyright materials, trademarks, patents and other intellectual property owned or licensed by us. We derive value through the use of these IP Assets in various business activities and they are important to our operations and our success. To protect these IP Assets, we rely on a combination of legal protections afforded under copyright, trademark, patent and other intellectual property laws, as well as contractual provisions under licensing arrangements.

In particular, the Bell brand plays a key role in product positioning. Our branding is straightforward and directly supports our strategy of delivering a better customer experience at every level. Our trademark rights are perpetual, provided that their

BCE INC. 2025 ANNUAL INFORMATION FORM	27

registrations are renewed on a timely basis when applicable and that the trademarks are used in commerce by us or our licensees. Other types of intangible proprietary information are also important to our operations, such as customer lists.

We believe that we take reasonable and appropriate measures to protect, renew and defend our IP Assets, including prosecuting infringers, and we take great care not to infringe on the intellectual property rights of others. However, we cannot provide any assurance that the laws protecting intellectual property in various jurisdictions are, or will continue to be, adequate to protect our IP Assets or that we will be successful in preventing or defending claims by others asserting rights in or to our IP Assets, or enforcing their intellectual property rights.

Spectrum and broadcasting licences

Our intangible assets also include spectrum licences from ISED, which provide us with the right to utilize designated wireless spectrum to provide our wireless services and broadcasting licences from the CRTC, which enable us to deliver Bell Media’s content to Canadians.

Our wireless spectrum licence holdings extend across various spectrum bands and regions across Canada, totalling more than 8.6 billion MHz-Pop, corresponding to an average of approximately 234 MHz of spectrum per Canadian.(1) Prior to 2022, we deployed 600 MHz, 700 MHz, 2300 MHz, 2500 MHz, 1900 MHz, AWS and 850 MHz as part of our wireless networks. In 2022, we began deploying our 3500 MHz spectrum acquired in the 2021 auction. In 2024, we began deploying our 3800 MHz spectrum acquired in the 2023 auction. We intend to renew existing licences to meet network capacity requirements.

On November 30, 2023, Bell Mobility announced that it had secured the right to acquire 939 licences of 3800 MHz spectrum for 1.77 billion MHz-Pop for $518 million. This acquisition will increase Bell’s total 3500 MHz and 3800 MHz spectrum holdings to 3.5 billion MHz-Pop, acquired at an average cost of $0.79 per MHz-Pop. On January 17, 2024, Bell made a first payment of $104 million to ISED. The remaining balance of $414 million was paid on May 29, 2024, at which time Bell acquired the 3800 MHz spectrum licences.

Also, on February 6, 2026, ISED announced the provisional results of the 2026 Auction of Residual Spectrum Licences. Bell Mobility secured the right to acquire 63 spectrum licences for $13.5 million or approximately $0.18 per MHz-Pop. The first payment of $2.7 million was due on February 20, 2026, and the remaining $10.8 million is due on March 20, 2026.

Broadcasting licences issued by the CRTC are important to the success of our Bell Media segment, as they allow us to deliver radio and TV services in the communities in which we operate. We seek to maintain and renew, as applicable, all such broadcasting licences required for our operations. Many of our licences are set for a five-year term and reviewed by the CRTC under a group licence approach. While we expect to continually renew our licences, the terms under which they are provided may change from one licence term to another.

(1)	Based on 2021 population census data in line with new ISED standard.

28	BCE INC. 2025 ANNUAL INFORMATION FORM

4	General development of our business –
three-year history

This section contains forward-looking statements, including, but not limited to, relating to the proposed disposition of Northwestel, the expected timing and completion thereof, the intended use by Bell Canada of the proceeds from the proposed disposition and the planned continuation of a Bell Canada partnership with Northwestel beyond transaction close, and our objectives, plans and strategic priorities. Refer to section 1, Caution regarding forward-looking statements, in this Annual Information Form.

Since 2023, we have entered into or announced transactions and implemented various business strategies and corporate initiatives that have influenced the general development of our business. During this period, our regulatory environment has also influenced the general development of our business. The principal transactions, regulatory developments, business strategies and corporate initiatives that have influenced the general development of our business during the last three completed financial years are discussed below.

4.1	Transactions

Proposed disposition of Northwestel

In June 2024, Bell Canada entered into an agreement for the disposition of Northwestel to Sixty North Unity, a consortium of Indigenous communities from the Yukon, the Northwest Territories and Nunavut, for up to $1 billion, subject to adjustments. We previously expected this transaction to close in 2025 and we continue to work with Sixty North Unity to close the transaction in 2026. The transaction remains subject to certain closing conditions, including securing financing by Sixty North Unity and, as such, there can be no assurance that the transaction will ultimately be consummated. The results of Northwestel are included in our Bell CTS Canada segment.

Key completed transactions

We have concluded a number of transactions, including acquisitions, dispositions, partnerships and investments, since 2023. More information with respect to the most significant of these transactions is provided in the table below.

Transaction	Key characteristics

Acquisition of Ziply Fiber (2025)

•

On August 1, 2025, BCE announced the successful completion of its acquisition of Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the United States for cash consideration of $3.64 billion in U.S. dollars ($5.01 billion in Canadian dollars), and the assumption of outstanding net debt of approximately C$2.6 billion at closing. To accelerate expansion into the U.S. market, BCE and PSP Investments announced on May 8, 2025 the formation of Network FiberCo, a long-term strategic partnership to accelerate the development of fibre infrastructure through Ziply Fiber, in underserved markets in the United States. Combined with the completion of the Ziply Fiber acquisition, this long-term strategic partnership will enable Bell to potentially reach up to 8 million fibre locations in the U.S., reinforcing its position as the third-largest fibre Internet provider in North America. The results of Ziply Fiber are included in our Bell CTS U.S. segment.

Disposition of stake in MLSE (2025)

•

On July 1, 2025, BCE concluded the sale of its ownership stake in Maple Leaf Sports and Entertainment to Rogers Communications Inc. for $4.7 billion ($4.2 billion net of taxes), following all regulatory and sports league approvals. As part of the transaction and BCE’s focus on building a digital media and content powerhouse, Bell Media has secured access to content rights for the Toronto Maple Leafs and Toronto Raptors on TSN through the 2043/2044 season through a long-term agreement with Rogers Communications Inc., subject to league approvals.

Disposition of home security and monitored alarm assets (2025)

•

In Q2 2025, BCE entered into an agreement to sell substantially all of its home security and monitored alarm assets to a.p.i. ALARM Inc. as part of its ongoing strategy to focus on its core telecommunications, enterprise solutions and media businesses. On October 1, 2025, BCE completed the disposition for $170 million.

Acquisition of Stratejm (2024)

•

On July 2, 2024, Bell Canada acquired Stratejm for cash consideration of $78 million ($73 million net of cash acquired) and $17 million of estimated additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $20 million. Stratejm leverages AI through end-to-end Security-as-a-Service solutions, real-time threat detection and response, and streamlining incident management processes. The results of Stratejm are included in our Bell CTS Canada segment.

BCE INC. 2025 ANNUAL INFORMATION FORM	29

Transaction	Key characteristics

Acquisition of Canadian OOH media business of OUTFRONT Media Inc. (2024)

•

On June 7, 2024, Bell Media completed the acquisition of OUTFRONT Media Inc.’s Canadian OOH media business, OUTEDGE, for cash consideration of $429 million ($418 million net of cash acquired). The acquisition of OUTEDGE is expected to support Bell Media’s digital media strategy and to deliver multi-channel marketing solutions across Canada. The results of OUTEDGE are included in our Bell Media segment. Pursuant to a consent agreement negotiated with the Competition Bureau, Bell Media was required to dispose of 669 OUTEDGE advertising displays in Québec and Ontario. On April 2, 2025, we concluded the sale of these advertising displays for proceeds of $14 million.

Strategic partnership with Best Buy Canada (2024)

•

In 2024, Bell announced a strategic partnership with Best Buy Canada to operate 167 The Source consumer electronics retail stores in Canada, which have been rebranded as Best Buy Express and offer the latest in consumer electronics from Best Buy along with exclusive telecommunications services from Bell. The first Best Buy Express was opened in Guildford Town Centre, Surrey, British Columbia on June 26, 2024. In addition, in 2024, Bell wound down The Source head office and back office operations, as well as closed 107 The Source stores.

Acquisition of FX Innovation (2023)

•

On June 1, 2023, Bell acquired FX Innovation, a Montréal-based provider of cloud-focused managed and professional services and workflow automation solutions for business clients, for cash consideration of $157 million ($156 million net of cash acquired), of which $12 million is payable within two years, and an estimated $6 million of additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $7 million. Contingent consideration is estimated to be $2 million at December 31, 2025. The acquisition of FX Innovation aims to position Bell as a technology services leader for our enterprise customers. The results of FX Innovation are included in our Bell CTS Canada segment.

Disposition of production studios (2023)

•

On May 3, 2023, Bell Media completed the sale of its 63% ownership in certain production studios, which were included in our Bell Media segment. We received net cash proceeds of $211 million and recorded a gain on investment of $79 million (before tax expense of $17 million).

Acquisition of wireless spectrum

On November 30, 2023, Bell Mobility announced that it had secured the right to acquire 939 licences of 3800 MHz spectrum for 1.77 billion MHz-Pop for $518 million. This acquisition will increase Bell’s total 3500 MHz and 3800 MHz spectrum holdings to 3.5 billion MHz-Pop, acquired at an average cost of $0.79 per MHz-Pop. On January 17, 2024, Bell made a first payment of $104 million to ISED. The remaining balance of $414 million was paid on May 29, 2024, at which time Bell acquired the 3800 MHz spectrum licences.

Also, on February 6, 2026, ISED announced the provisional results of the 2026 Auction of Residual Spectrum Licences. Bell Mobility secured the right to acquire 63 spectrum licences for $13.5 million or approximately $0.18 per MHz-Pop. The first payment of $2.7 million was due on February 20, 2026, and the remaining $10.8 million is due on March 20, 2026.

Normal course issuer bid for BCE preferred shares

On November 2, 2023, BCE announced the renewal of its existing normal course issuer bid (2023 NCIB), which extended from November 9, 2023 to November 8, 2024. BCE repurchased and cancelled an aggregate of 5,599,285 Preferred Shares under the 2023 NCIB. On November 7, 2024, BCE announced the renewal of its normal course issuer bid (2024 NCIB), which extended from November 11, 2024 to November 10, 2025. BCE repurchased and cancelled an aggregate of 9,990,200 Preferred Shares under the 2024 NCIB. On November 6, 2025, BCE announced the renewal of its normal course issuer bid (2025 NCIB), which will extend from November 11, 2025 to November 10, 2026, or an earlier date should BCE complete its purchases under the 2025 NCIB.

BCE initiated the 2025 NCIB because it believed that, from time to time, the first preferred shares may trade in price ranges that do not fully reflect their value. BCE believes that, in such circumstances, the repurchase of its first preferred shares represents an appropriate use of its available funds.

The actual number of first preferred shares to be repurchased under the 2025 NCIB and the timing of such repurchases will be at BCE’s discretion and shall be subject to the limitations set out by the Toronto Stock Exchange (TSX). The 2025 NCIB may be conducted through the facilities of the TSX as well as alternative trading systems in Canada, if eligible, or by such other means as may be permitted by securities regulatory authorities. At December 31, 2025, BCE had repurchased and cancelled 903,000 first preferred shares under the 2025 NCIB.

30	BCE INC. 2025 ANNUAL INFORMATION FORM

4.2	Corporate developments

Refer to the sections of the BCE 2023 MD&A and BCE 2024 MD&A, contained in the BCE 2023 Annual Financial Report and BCE 2024 Annual Financial Report, respectively, indicated in the table below for a discussion of various business strategies and corporate initiatives implemented, and other actions taken, in the financial years ended December 31, 2023 and December 31, 2024 that have influenced the general development of our business in 2023 and 2024. Refer to the sections of the BCE 2025 MD&A, contained in the BCE 2025 Annual Financial Report, indicated in the table below for a discussion of various business strategies and corporate initiatives implemented and other actions taken, in the financial year ended December 31, 2025, that have influenced the general development of our business in 2025, and the priorities we intend to focus on in 2026.

MD&A	Section references

BCE 2023 MD&A	Section 1.3	Key corporate developments

	Section 1.4	Capital markets strategy

	Section 2	Strategic imperatives – 2023 progress for each strategic imperative

	Section 2	Strategic imperatives – 2024 focus for each strategic imperative

BCE 2024 MD&A	Section 1.3	Key corporate developments

	Section 1.4	Capital markets strategy

	Section 2	Strategic imperatives – 2024 progress for each strategic imperative

	Section 2	Strategic imperatives – 2025 focus for each strategic imperative

BCE 2025 MD&A	Section 1.3	Key corporate developments

	Section 1.4	Capital allocation strategy

	Section 2	Strategic priorities – 2025 progress for each strategic priority

	Section 2	Strategic priorities – 2026 focus for each strategic priority

4.3	Regulatory environment

During the past three financial years, the general development of our business has been affected, and will continue to be affected, by decisions made by the Government of Canada and its relevant departments and agencies, including the CRTC, ISED, Canadian Heritage and the Competition Bureau. Although most of our retail services are not price-regulated, government agencies and departments such as those mentioned above continue to play a significant role in regulatory matters such as establishing and modifying regulations for mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy. Refer to section 8, Regulatory environment, of the BCE 2023 MD&A, BCE 2024 MD&A and BCE 2025 MD&A contained in the BCE 2023 Annual Financial Report, BCE 2024 Annual Financial Report and BCE 2025 Annual Financial Report, respectively, for a discussion of the regulatory initiatives and proceedings that influenced, in the financial years ended December 31, 2023, 2024 and 2025, and may in the future influence, the general development of our business.

BCE INC. 2025 ANNUAL INFORMATION FORM	31

5	Our capital structure

This section describes BCE’s and Bell Canada’s securities, the trading of certain of such securities on the TSX and the ratings that certain rating agencies have attributed to BCE’s first preferred shares and Bell Canada’s debt securities that are issued and outstanding.

5.1	BCE securities

BCE’s articles of amalgamation, as amended, provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and an unlimited number of Class B shares. As at March 5, 2026, BCE had no Class B shares or second preferred shares outstanding.

Each common share entitles its holder to one vote at any meeting of shareholders. Additional information about the terms and conditions of the BCE preferred shares, common shares and Class B shares can be found in Note 31, Share capital, of the BCE 2025 consolidated financial statements, on pages 166 to 167 of the BCE 2025 Annual Financial Report.

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated the foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing Canadian ownership and control restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation that exceeds the 10% threshold mentioned above to operate as a Canadian common carrier, the following conditions have to be met:

•	Canadians own at least 80% of its voting shares;

•	at least 80% of the members of the carrier company’s board of directors are Canadian; and

•	the carrier company must not be controlled by non-Canadians.

In addition, where a parent company (Carrier holding company) owns at least 66 2/3% of the voting shares of the carrier company (subject to ownership rules), the Carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

•	Canadians own at least 66 2/3% of its voting shares; and

•	it is not controlled by non-Canadians.

The powers under the Telecom Regulations include the right to:

•	suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians;

•	refuse to register a transfer of voting shares to a non-Canadian; and

•	force a non-Canadian to sell the non-Canadian’s voting shares.

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules under the Broadcasting Act for broadcasting licensees, such as Bell Media and Bell Canada, generally mirror the rules for Canadian-owned and -controlled common carriers under the Telecommunications Act by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. An additional requirement under these Canadian broadcasting ownership rules is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or permanent resident

32	BCE INC. 2025 ANNUAL INFORMATION FORM

of Canada. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or renewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership and control criteria.

Cultural concerns over increased foreign control of broadcasting activities also require broadcasting licensees to establish programming committees when foreign investment in their holding company, while within permissible limits, exceeds 20%. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1/3%.

We monitor the level of non-Canadian ownership of BCE’s common shares by obtaining data on: (i) registered shareholders from our transfer agent and registrar, TSX Trust Company, and (ii) beneficial shareholders from the Canadian Depository for Securities (CDS) and the Depository Trust Company (DTC) in the U.S. We also provide periodic reports to the CRTC.

As of March 5, 2026, BCE had no debt securities outstanding.

5.2	Bell Canada debt securities

Bell Canada long-term debt securities

As at December 31, 2025, Bell Canada had issued or assumed long-term debt securities as summarized in the table below.

Debt securities	Weighted average interest rate	Maturity	At December 31, 2025 (in $ millions)

1997 trust indenture	4.42%	2026-2055	17,502

1976 trust indenture	9.38%	2027-2054	975

1996 trust indenture (subordinated)	8.21%	2026-2031	275

2016 U.S. trust indenture(1)	4.37%	2032-2054	7,840

2025 U.S. subordinated indenture(2)	6.94%	2055	3,088

2025 Canadian subordinated indenture	5.63%	2055	1,250

Total			30,930

(1)

As at December 31, 2025, Bell Canada had issued notes under the 2016 U.S. trust indenture for an aggregate amount of $5.706 million in U.S. dollars which have been hedged for foreign currency fluctuations with cross currency interest rate swaps.

(2)

As at December 31, 2025, Bell Canada had issued notes under the 2025 U.S. subordinated indenture for an aggregate amount of $2,250 million in U.S. dollars which have been hedged for foreign currency fluctuations with cross currency interest rate swaps.

The Bell Canada long-term debt securities are unsecured and have been guaranteed by BCE. Additional information about the terms and conditions of the Bell Canada long-term debt securities can be found in Note 26, Long-term debt, of the BCE 2025 consolidated financial statements on pages 154 to 156 of the BCE 2025 Annual Financial Report.

Under its short form base shelf prospectus dated March 7, 2022 (2022 Shelf Prospectus), Bell Canada was permitted to issue unsecured debt securities from time to time over a 25-month period. In addition, under its prospectus supplement dated May 19, 2022 (2022 Prospectus Supplement), Bell Canada was permitted to issue unsecured Medium Term Notes (MTN) debentures under the 2022 Shelf Prospectus.

On February 9, 2023, Bell Canada issued, under the 2022 Shelf Prospectus and 2022 Prospectus Supplement, $1.5 billion principal amount of MTN debentures in two series. The $1.05 billion 4.55% MTN debentures, Series M-58, were issued at a price of $99.787 per $100 principal amount, to mature on February 9, 2030. The $450 million 5.15% MTN debentures, Series M-59, were issued at a price of $99.500 per $100 principal amount, to mature on February 9, 2053. The net proceeds of the offerings were used to repay short-term debt and for general corporate purposes.

On May 11, 2023, Bell Canada issued, under the 2022 Shelf Prospectus and a prospectus supplement dated May 8, 2023, US$850 million (C$1,138 million) principal amount of 5.100% Series US-8 Notes, at a price of US$99.930 per US$100 principal amount, to mature on May 11, 2033. The net proceeds of the offering were used to repay short-term debt and for general corporate purposes.

On August 11, 2023, Bell Canada issued, under the 2022 Shelf Prospectus and 2022 Prospectus Supplement, $1.0 billion principal amount of MTN debentures in two series. The $600 million 5.15% MTN debentures, Series M-60, were issued at a price of $99.917 per $100 principal amount, to mature on November 14, 2028. The $400 million 5.60% MTN debentures, Series M-61, were issued at a price of $99.726 per $100 principal amount, to mature on August 11, 2053. The net proceeds of the offerings were used to repay short-term debt and for general corporate purposes.

BCE INC. 2025 ANNUAL INFORMATION FORM	33

On November 14, 2023, Bell Canada issued, under the 2022 Shelf Prospectus and 2022 Prospectus Supplement, $1.0 billion principal amount of MTN debentures in two series. The $300 million 5.85% MTN debentures, Series M-57, which were issued pursuant to a re-opening of an existing series of MTN debentures, were issued at a price of $101.232 per $100 principal amount plus accrued and unpaid interest from and including November 10, 2023 to but excluding November 14, 2023, to mature on November 10, 2032. The $700 million 5.25% MTN debentures, Series M-62, were issued at a price of $99.897 per $100 principal amount, to mature on March 15, 2029. The net proceeds of the offering were used to fund the repayment at maturity of Bell Canada’s $1.0 billion principal amount of 2.70% MTN debentures, Series M-44, due February 2024.

On February 15, 2024, Bell Canada issued, under the 2022 Shelf Prospectus and a prospectus supplement dated February 12, 2024, US$1.45 billion (C$1.95 billion) aggregate principal amount of notes in two series. The US$700 million (C$942 million) 5.200% Series US-9 Notes were issued at a price of US$99.823 per US$100 principal amount, to mature on February 15, 2034. The US$750 million (C$1,009 million) 5.550% Series US-10 Notes were issued at a price of US$99.869 per US$100 principal amount, to mature on February 15, 2054. The net proceeds of the offering were used for the repayment at maturity of Bell Canada’s US$600 million Series US-3 Notes due March 17, 2024, to fund the remaining payment for the 3800 MHz spectrum licences and for other general corporate purposes.

Under its short form base shelf prospectus dated May 9, 2024 (2024 Shelf Prospectus), Bell Canada is permitted to issue unsecured debt securities from time to time over a 25-month period. In addition, under its prospectus supplement dated May 16, 2024 (2024 Prospectus Supplement), Bell Canada is permitted to issue unsecured MTN debentures under the 2024 Shelf Prospectus.

On May 24, 2024, Bell Canada issued, under the 2024 Shelf Prospectus and the 2024 Prospectus Supplement, $1.5 billion principal amount of MTN debentures in two series. The $400 million 5.60% MTN debentures, Series M-61, were issued at a price of $101.936 per $100 principal amount, to mature on August 11, 2053. The $1.1 billion 5.15% MTN debentures, Series M-63, were issued at a price of $99.646 per $100 principal amount, to mature on August 24, 2034. The net proceeds of the offering were used to fund the repayment at maturity of Bell Canada’s $600 million Series M-49 MTN debentures due January 29, 2025 and to fund the repayment at maturity of part of Bell Canada’s $1,500 million Series M-47 MTN debentures due March 12, 2025 and for general corporate purposes.

On February 6, 2025, Bell Canada amended and restated its 2024 Shelf Prospectus (the 2024 Amended Shelf Prospectus) to, among other things, amend the description and characteristics of the Debt Securities that may be issued thereunder so as to provide for the issuance of subordinated (including junior subordinated) debt securities in Canada and the U.S., under one or more new trust indentures.

On February 18, 2025, Bell Canada issued, under the 2024 Amended Shelf Prospectus and a prospectus supplement dated February 12, 2025, US$2.25 billion (C$3.187 billion) aggregate principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes in two series: 1) US$1 billion (C$1.416 billion) of 6.875% Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due 2055 (the Series A Notes); and 2) US$1.25 billion (C$1.771 billion) of Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due 2055 (the Series B Notes). The Series A Notes will initially bear interest at an annual rate of 6.875% and reset every five years, starting on September 15, 2030, at an annual rate equal to the five-year U.S. Treasury rate plus a spread of 2.390%, provided that the interest rate during any five-year interest period will not reset below 6.875%, which mature on September 15, 2055. The Series B Notes will initially bear interest at an annual rate of 7.000% and reset every five years, starting on September 15, 2035 at an annual rate equal to the five-year U.S. Treasury rate plus a spread of 2.363%, provided that the interest rate during any five-year interest period will not reset below 7.000%, which mature on September 15, 2055. Bell Canada may redeem either series of the Series A Notes or Series B Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset dates. The net proceeds of the offering were used to repurchase, redeem or repay, as applicable, Bell Canada’s senior indebtedness and for other general corporate purposes.

On March 27, 2025, Bell Canada issued, under the 2024 Amended Shelf Prospectus and a prospectus supplement dated March 20, 2025, $1.25 billion aggregate principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes, Series C due 2055 (the Series C Notes). The Series C Junior Subordinated Notes will initially bear interest at an annual rate of 5.625% and reset every five years, starting on March 27, 2030, at an annual rate equal to the five-year Government of Canada yield plus a spread of 2.950%, provided that the interest rate during any five-year interest period will not reset below 5.625%, which mature on March 27, 2055. Bell Canada may redeem the Series C Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the first reset date. The net proceeds of the offering were used to repurchase, redeem or repay, as applicable, Bell Canada’s senior indebtedness and for other general corporate purposes.

On March 27, 2025, Bell Canada repurchased, pursuant to tender offers: (i) a principal amount of $174 million in U.S. dollars ($249 million in Canadian dollars) of its 4.300% Series US-2 Notes, that had an outstanding principal amount of $600 million in U.S. dollars

34	BCE INC. 2025 ANNUAL INFORMATION FORM

($856 million in Canadian dollars), which mature on July 29, 2049; (ii) a principal amount of $79 million in U.S. dollars ($112 million in Canadian dollars) of its 3.650% Series US-4 Notes, that had an outstanding principal amount of $500 million in U.S. dollars ($713 million in Canadian dollars), which mature on March 17, 2051; (iii) a principal amount of $183 million in U.S. dollars ($261 million in Canadian dollars) of its 2.150% Series US-5 Notes, that had an outstanding principal amount of $600 million in U.S. dollars ($856 million in Canadian dollars), which mature on February 15, 2032; (iv) a principal amount of $191 million in U.S. dollars ($273 million in Canadian dollars) of its 3.200% Series US-6 Notes, that had an outstanding principal amount of $650 million in U.S. dollars ($927 million in Canadian dollars), which mature on February 15, 2052; and (v) a principal amount of $217 million in U.S. dollars ($310 million in Canadian dollars) of its 3.650% Series US-7 Notes, that had an outstanding principal amount of $750 million in U.S. dollars ($1,070 million in Canadian dollars), which mature on August 15, 2052, for an aggregate cash purchase price of $633 million in U.S. dollars ($903 million in Canadian dollars). In addition, on the same date, Bell Canada repurchased, pursuant to a tender offer, a principal amount of $1,131 million of its 3.50% Series M-51 MTN debentures, that had an outstanding principal amount of $1,250 million, which mature on September 30, 2050, for a cash purchase price of $896 million.

On June 12, 2025, Bell Canada repurchased, pursuant to tender offers: (i) a principal amount of $105 million of its 4.35% Series M-39 MTN debentures, that had an outstanding principal amount of $500 million, which mature on December 18, 2045; (ii) a principal amount of $100 million of its 4.45% Series M-45 MTN debentures, that had an outstanding principal amount of $500 million, which mature on February 27, 2047; (iii) a principal amount of $35 million of its 3.50% Series M-51 MTN debentures, that had an outstanding principal amount of $119 million, which mature on September 30, 2050; and (iv) a principal amount of $460 million of its 4.05% Series M-55 MTN debentures, that had an outstanding principal amount of $550 million, which mature on March 17, 2051, for an aggregate cash purchase price of $602 million.

On August 14, 2025, Bell Canada issued, under the 2024 Shelf Prospectus and the 2024 Prospectus Supplement, $2 billion principal amount of MTN debentures in four series. The $400 million 3.65% MTN debentures, Series M-64, were issued at a price of $99.956 per $100 principal amount, to mature on August 14, 2029. The $500 million 4.30% MTN debentures, Series M-65, were issued at a price of $99.816 per $100 principal amount, to mature on March 14, 2033. The $600 million 4.70% MTN debentures, Series M-66, were issued at a price of $99.747 per $100 principal amount, to mature on March 14, 2036. The $500 million 5.25% MTN debentures, Series M-67, were issued at a price of $99.476 per $100 principal amount, to mature on August 14, 2055. The net proceeds of the offering were used towards the repayment and/or redemption of debt securities issued by Ziply Fiber or any subsidiary thereof and general corporate purposes.

On August 19, 2025, Bell Canada repurchased, in the open market, a principal amount of $7 million of its 4.05% Series M-55 MTN debentures, that had an outstanding principal amount of $90 million, which mature on March 17, 2051, for a cash purchase price of $6 million.

On August 28, 2025, Bell Canada announced that it has completed the redemption, prior to maturity, of all of Ziply Fiber’s outstanding debt securities having an aggregate principal amount of approximately $1.96 billion in U.S. dollars ($2.7 billion in Canadian dollars). Ziply Fiber’s outstanding debt securities consisted of approximately $1,594 million in U.S. dollars ($2,192 million in Canadian dollars) principal amount of Secured Fiber Network Revenue Term Notes (Term Notes) and $367 million in U.S. dollars ($509 million in Canadian dollars) principal amount of Secured Fiber Network Revenue Funding Notes (Funding Notes). The Term Notes were redeemed on August 28, 2025 for an aggregate redemption price of approximately $1,672 million in U.S. dollars ($2,300 million in Canadian dollars), consisting of the principal amount outstanding, all accrued and unpaid interest and the prepayment consideration. An aggregate amount of $367 million in U.S. dollars ($509 million in Canadian dollars) of Funding Notes was repaid on August 20, 2025, consisting of the total principal amount outstanding.

On February 12, 2026, Bell Canada issued, under the 2024 Amended Shelf Prospectus and a prospectus supplement dated February 9, 2026, $750 million principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes, Series D due 2056 (Series D Notes), which initially bear interest at an annual rate of 5.375% and reset every five years, starting on May 12, 2031, at an annual rate equal to the five-year Government of Canada yield plus a spread of 2.388%, provided that the interest rate during any five-year interest period will not reset below 5.375%, which mature on May 12, 2056. Additionally, on the same date, Bell Canada issued, under the 2024 Amended Shelf Prospectus and a prospectus supplement dated February 9, 2026, $750 million principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes, Series E (Series E Notes), which initially bear interest at an annual rate of 5.875% and reset every five years starting on May 12, 2036 at an annual rate equal to the five-year Government of Canada yield plus a spread of 2.440%, provided that the interest rate during any five-year interest period will not reset below 5.875%, which mature on May 12, 2056. Bell Canada may redeem either of the Series D Notes or Series E Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset dates. The net proceeds of the offering are intended

BCE INC. 2025 ANNUAL INFORMATION FORM	35

to be used to repurchase, redeem or repay, as applicable, senior or subordinated indebtedness of Bell Canada and for other general corporate purposes.

As at March 5, 2026, Bell Canada had issued $7.589 billion principal amount of debt securities under its 2022 Shelf Prospectus and approximately $9.437 billion principal amount of debt securities under its 2024 Amended Shelf Prospectus.

Bell Canada is required, under certain conditions, to make an offer to repurchase all or, at the option of the holder thereof, any part of certain series of its debt securities upon the occurrence of both a “Change of Control” of BCE or Bell Canada and a “Rating Event” relating to the relevant series of debt securities, as defined in the terms and conditions of the relevant series of debt securities or in the relevant trust indenture, as applicable (the Repurchase upon Change of Control Triggering Event).

Bell Canada commercial paper

Bell Canada may issue short-term notes (CP Notes) under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3.0 billion in either Canadian or U.S. currency provided that at no time shall such aggregate principal amount of CP Notes exceed $3.5 billion in Canadian currency. The sale of CP Notes pursuant to Bell Canada’s separate Canadian or U.S. program decreases the Canadian or US$3.0 billion maximum principal amount of CP Notes authorized to be outstanding at any time under both programs, with one Canadian dollar being treated as equal to one U.S. dollar for purposes of this limitation. As at March 5, 2026, Bell Canada had CP Notes outstanding under its U.S. program in the principal amount of US$1,892 million (C$2,611 million when taking into account hedges with forward currency contracts against foreign currency fluctuations). As at the same date, no CP Notes were outstanding under Bell Canada’s Canadian program.

5.3	Credit ratings

Ratings generally address the ability of a company to repay principal and pay interest or dividends on issued and outstanding securities.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets, the money market, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available partly depend on our assigned credit ratings at the time capital is raised. Investment grade credit ratings usually mean that when we borrow money, we can obtain lower interest rates than companies that have ratings lower than investment grade. Credit ratings are subject to change based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors that are not completely within our control. There is no assurance that we will maintain our current credit ratings and a ratings downgrade could result in adverse consequences for our funding cost and capacity, and our ability to access the capital markets, the money market and/or bank credit market.

As of March 5, 2026, BCE’s preferred shares are rated by DBRS Limited (DBRS) and S&P Global Ratings Canada, a business unit of S&P Global Canada Corp. (S&P), and Bell Canada’s debt securities are rated by DBRS, Moody’s Investors Service, Inc. (Moody’s) and S&P.

This section describes the credit ratings, as of March 5, 2026, for certain of the issued and outstanding securities of BCE and Bell Canada. These ratings provide investors with an independent measure of the credit quality of an issue of securities. However, they are not recommendations to buy, sell or hold any of the securities referred to below, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor. Each credit rating should be evaluated independently of any other credit rating.

In the past two years, we have paid rating agencies to assign ratings to BCE’s preferred shares, as well as to Bell Canada’s short-term and long-term debt securities. The fees paid to DBRS, Moody’s and S&P include access to some or all of their websites. In addition, we paid DBRS for services provided in connection with Bell Canada’s securitization program.

On August 30, 2024, Moody’s downgraded Bell Canada’s issuer rating to Baa2 from Baa1, its senior (unsubordinated) long-term debt rating to Baa2 from Baa1 and its subordinated long-term debt rating to Baa3 from Baa2. Bell Canada’s commercial paper rating was affirmed at P-2. In addition, Moody’s downgraded BCE’s issuer rating to Baa3 from Baa2. The outlook associated with the Moody’s ratings was changed to stable from negative. The downgrades were principally as a result of ongoing debt leverage above Moody’s thresholds for the prior ratings. All of these new ratings on Bell Canada’s unsubordinated and subordinated debt remain investment grade according to Moody’s rating scale with Moody’s Baa3 rating representing its last investment grade rating rank.

36	BCE INC. 2025 ANNUAL INFORMATION FORM

On September 12, 2024, S&P downgraded the issuer-credit ratings on BCE and its subsidiaries to BBB from BBB+. At the same time, S&P lowered Bell Canada’s senior (unsubordinated) long-term debt rating to BBB from BBB+ and its subordinated long-term debt rating to BBB- from BBB. Although Bell Canada’s commercial paper rating was affirmed at A-2 on a Global scale, it was downgraded to A-2 from A-1 (Low) on a Canadian national scale. S&P also lowered the ratings on BCE’s preferred shares to P3 (High) from P2 (Low), on a Canadian national scale, and to BB+ from BBB-, on a Global scale. The outlook associated with the S&P ratings was changed to stable from negative. The downgrades were principally as a result of ongoing debt leverage above S&P’s thresholds for the prior ratings. All of these new ratings on Bell Canada’s senior (unsubordinated) and subordinated debt remain investment grade according to S&P’s rating scale with S&P’s BBB- rating representing its last investment grade rating rank. Notwithstanding that preferred shares are not debt or credit instruments, the new P3 (High) and BB+ ratings on BCE’s preferred shares are considered below an investment grade rating on S&P’s rating scale.

On November 5, 2024, DBRS placed all its credit ratings on BCE and Bell Canada Under Review with Negative Implications following BCE’s announcement of a definitive agreement to acquire Ziply Fiber.

On February 18, 2025 and March 27, 2025, Bell Canada issued the Series A Notes, the Series B Notes and the Series C Notes. The Series A Notes, Series B Notes and Series C Notes are direct and unsecured junior subordinated debt obligations of Bell Canada and, accordingly, are subordinated in right of payment to all present and future indebtedness of Bell Canada (other than indebtedness which by its terms ranks equally with or subordinate to the Series A Notes, Series B Notes and Series C Notes), including being subordinated to Bell Canada’s subordinated long-term debt issued under its 1996 subordinated trust indenture. DBRS, Moody’s and S&P have assigned ratings of BBB (low), Baa3 and BB+, respectively, to the Series A Notes, Series B Notes and Series C Notes. DBRS’ BBB (low) rating and Moody’s Baa3 rating represent the lowest investment grade ratings according to their respective rating scales. However, S&P’s BB+ rating is considered the highest rating below an investment grade rating on S&P’s rating scale. Additionally, the DBRS rating on the Series A Notes, Series B Notes and Series C Notes is also “Under Review with Negative Implications”.

On May 8, 2025, S&P revised its outlook on BCE and Bell Canada to negative from stable principally as a result of ongoing debt leverage above S&P’s thresholds for the current ratings. However, S&P affirmed all of BCE’s and Bell Canada’s existing ratings.

On May 16, 2025, DBRS downgraded Bell Canada’s issuer rating to BBB from BBB (high), its senior (unsubordinated) long-term debt rating to BBB from BBB (high), its subordinated long-term debt rating to BB (high) from BBB (low), its junior subordinated long-term debt rating to BB (high) from BBB (low) and its commercial paper rating to R-2 (middle) from R-2 (high). In addition, DBRS downgraded BCE’s issuer rating to BBB (low) from BBB. BCE’s preferred shares rating was confirmed at Pfd-3. Consequently, DBRS removed the credit ratings from “Under Review with Negative Implications”, where they were placed on November 5, 2024. The outlook associated with the DBRS ratings is stable. The downgrades were principally as a result of ongoing debt leverage above DBRS’ thresholds for the prior ratings. All of the new ratings on Bell Canada’s senior (unsubordinated) long-term debt and commercial paper remain investment grade according to DBRS’ rating scale with DBRS’ BBB (low) rating representing its last investment grade rating rank for long-term debt and DBRS’ R-2 (low) rating representing its last investment grade rating rank for short-term debt. The new BB (high) rating for Bell Canada’s subordinated long-term debt and junior subordinated long-term debt is considered the highest rating below an investment grade rating on DBRS’ rating scale.

Ratings for BCE and Bell Canada securities

Ratings for Bell Canada short-term debt securities

Short-term debt securities	Rating agency	Rating	Rank

Bell Canada commercial paper	DBRS	R-2 (middle)	5 out of 10

	Moody’s	P-2	2 out of 4

	S&P	A-2 (Canadian scale)	4 out of 8

		A-2 (Global scale)	3 out of 7

BCE INC. 2025 ANNUAL INFORMATION FORM	37

Ratings for Bell Canada long-term debt securities

Long-term debt securities	Rating agency	Rating	Rank

Bell Canada senior (unsubordinated) long-term debt securities	DBRS	BBB	9 out of 26

	Moody’s	Baa2	9 out of 21

	S&P	BBB	9 out of 22

Bell Canada subordinated long-term debt securities	DBRS	BB (high)	11 out of 26

	Moody’s	Baa3	10 out of 21

	S&P	BBB-	10 out of 22

Bell Canada junior subordinated long-term debt securities	DBRS	BB (high)	11 out of 26

	Moody’s	Baa3	10 out of 21

	S&P	BB+	11 out of 22

Ratings for BCE preferred shares

Preferred shares	Rating agency	Rating	Rank

BCE preferred shares	DBRS	Pfd-3	8 out of 16

	S&P	P-3 (high) (Canadian scale)	7 out of 18

		BB+ (Global scale)	9 out of 20

As of March 5, 2026, BCE and Bell Canada’s credit ratings have stable outlooks from Moody’s and DBRS and a negative outlook from S&P.

38	BCE INC. 2025 ANNUAL INFORMATION FORM

Explanation of rating categories received for our securities

The following explanations of the rating categories received for our securities have been published by the applicable rating agencies. The explanations and corresponding rating categories provided below are subject to change by the applicable rating agencies.

Rating agency	Description of securities	Rating category	Explanation of rating category received

DBRS	Short-term debt	R-2 (middle)	adequate credit quality

capacity for the payment of short-term financial obligations as they fall due is acceptable may be vulnerable to future events or may be exposed to other factors that could reduce credit quality

	Long-term debt	BBB	adequate credit quality

capacity for the payment of financial obligations is considered acceptable may be vulnerable to future events

	Long-term	BB (high)	speculative, non-investment grade credit quality
subordinated and
	junior subordinated debt		capacity for the payment of financial obligations is uncertain. Vulnerable to future events

	Preferred shares	Pfd-3	adequate credit quality

protection of dividends and principal is still considered acceptable, but the company is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Generally, companies with Pfd-3 ratings correspond with companies with a BBB category or higher reference point

Moody’s	Short-term debt	P-2	a strong ability to repay short-term debt obligations

	Long-term debt	Baa2	subject to moderate credit risk

considered medium-grade and may have certain speculative characteristics
	Long-term	Baa3	subject to moderate credit risk
subordinated and
junior subordinated
	debt		considered medium-grade and may have certain speculative characteristics

S&P	Short-term debt	A-2 (Canadian scale) A-2 (Global scale)	satisfactory capacity of the company to fulfill its financial commitment on the obligation somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations rated higher

	Long-term debt	BBB	adequate protection parameters

adverse economic conditions or changing circumstances are more likely to weaken the obligor’s ability to meet its financial commitments

	Long-term	BBB-	adequate protection parameters
	subordinated debt		adverse economic conditions or changing circumstances are more likely to weaken the obligor’s ability to meet its financial commitments

	Long-term junior	BB+	regarded as having significant speculative characteristics
	subordinated debt		less vulnerable to non-payment than other speculative issues faces major ongoing exposure to adverse business, financial or economic conditions that could lead to obligor’s inadequate capacity to meet its financial commitments

	Preferred shares	P-3 (Canadian scale)	regarded as having significant speculative characteristics

		BB (Global scale)	less vulnerable to non-payment than other speculative issues faces major ongoing exposure to adverse business, financial or economic conditions that could lead to obligor’s inadequate capacity to meet its financial commitments

BCE INC. 2025 ANNUAL INFORMATION FORM	39

5.4	Trading of our securities

The common and first preferred shares of BCE are listed on the TSX under the respective symbols set out in the tables below. BCE’s common shares are also listed on the New York Stock Exchange (NYSE) under the symbol BCE.

The tables below and on the next page show the range in share price per month and volume traded on the TSX in 2025 for BCE’s common shares and each series of BCE’s first preferred shares.

		First preferred shares

	Common shares (BCE)	Series R (BCE.PR.R)	Series S (BCE.PR.S)	Series T (BCE.PR.T)	Series Y (BCE.PR.Y)	Series Z (BCE.PR.Z)	Series AA (BCE.PR.A)	Series AB (BCE.PR.B)	Series AC (BCE.PR.C)	Series AD (BCE.PR.D)	Series AE (BCE.PR.E)

January 2025

High	$35.13	$17.01	$17.50	$17.51	$17.48	$18.62	$17.45	$17.51	$18.08	$17.67	$18.21

Low	$31.43	$15.46	$16.29	$16.35	$16.24	$17.81	$16.67	$16.37	$16.93	$16.28	$16.52

Volume	76,973,047	178,217	41,172	135,357	183,858	125,922	310,370	173,943	205,820	247,530	694,502

February 2025

High	$35.90	$17.34	$17.40	$17.50	$17.29	$18.60	$17.48	$17.31	$17.81	$17.37	$17.61

Low	$31.46	$16.08	$17.07	$16.90	$17.00	$18.02	$16.91	$17.08	$17.03	$17.11	$17.10

Volume	81,042,996	77,098	37,482	102,008	115,555	52,873	199,398	69,624	47,711	285,860	91,136

March 2025

High	$36.59	$17.25	$16.98	$17.55	$17.21	$18.55	$17.46	$17.24	$17.80	$17.25	$17.14

Low	$32.02	$16.42	$16.55	$16.84	$16.55	$17.90	$17.01	$16.50	$17.16	$16.52	$16.50

Volume	79,768,037	151,652	47,419	52,435	69,954	60,582	203,621	93,661	122,472	189,063	38,912

April 2025

High	$33.21	$17.03	$16.95	$17.44	$17.05	$18.44	$17.53	$17.20	$17.77	$17.00	$17.00

Low	$28.73	$15.46	$15.62	$15.61	$15.50	$16.55	$16.00	$15.55	$16.01	$15.60	$15.45

Volume	89,019,262	50,399	85,113	35,896	57,343	88,215	408,717	77,876	113,539	361,794	287,500

May 2025

High	$32.16	$17.31	$17.11	$17.90	$17.20	$18.75	$18.05	$17.30	$17.99	$17.25	$17.22

Low	$29.10	$15.90	$16.27	$16.59	$16.20	$17.31	$16.90	$16.23	$16.81	$16.12	$16.29

Volume	84,403,347	60,617	162,101	96,226	522,070	133,697	131,063	51,092	90,343	201,736	46,379

June 2025

High	$31.36	$18.15	$18.05	$18.37	$18.05	$19.39	$18.78	$18.14	$18.55	$18.22	$18.18

Low	$29.56	$17.30	$17.35	$17.35	$17.07	$18.62	$18.00	$17.28	$17.76	$17.00	$17.23

Volume	77,681,655	197,408	43,995	112,972	35,860	20,427	139,192	86,914	51,954	121,061	41,355

July 2025

High	$33.67	$20.08	$19.08	$19.71	$19.15	$20.33	$19.83	$19.18	$19.58	$19.15	$19.05

Low	$30.05	$18.18	$17.89	$18.18	$17.96	$19.07	$18.62	$17.79	$18.46	$18.00	$17.94

Volume	72,213,464	157,437	38,281	34,839	92,586	24,431	606,512	70,178	30,626	96,722	61,059

August 2025

High	$36.07	$20.09	$19.15	$19.68	$19.10	$20.45	$19.75	$19.22	$19.84	$19.19	$19.11

Low	$31.35	$19.45	$18.90	$19.03	$18.80	$19.75	$19.18	$18.91	$19.19	$18.60	$18.88

Volume	64,913,751	23,247	37,550	73,209	49,013	13,700	52,747	312,773	74,564	48,279	105,245

September 2025

High	$34.49	$19.86	$19.20	$19.49	$19.21	$20.35	$20.27	$19.48	$19.99	$19.40	$19.38

Low	$31.71	$19.52	$18.93	$19.12	$19.00	$20.00	$19.63	$19.01	$19.56	$18.88	$19.01

Volume	71,100,990	235,330	37,823	27,847	507,933	17,146	198,448	94,935	36,905	74,511	112,513

October 2025

High	$34.53	$19.87	$19.10	$19.77	$19.10	$20.55	$20.95	$19.18	$20.05	$19.19	$19.29

Low	$31.58	$19.54	$18.92	$19.02	$18.88	$20.22	$20.05	$18.98	$19.50	$18.96	$19.01

Volume	76,686,150	307,323	13,601	354,847	200,206	21,830	78,180	67,448	73,229	66,162	24,219

November 2025

High	$33.50	$19.73	$19.27	$19.86	$19.30	$20.60	$20.65	$19.38	$19.99	$19.30	$19.15

Low	$31.33	$19.22	$19.00	$19.45	$18.88	$19.88	$20.00	$18.97	$19.59	$19.00	$18.77

Volume	83,351,248	131,728	15,400	64,487	50,148	20,800	64,057	47,640	112,691	80,944	24,582

December 2025

High	$33.13	$19.90	$20.00	$20.50	$20.15	$21.01	$21.01	$20.09	$20.40	$20.18	$20.10

Low	$30.96	$19.50	$19.40	$19.64	$19.25	$20.56	$20.48	$19.20	$19.85	$19.06	$19.15

Volume	87,851,061	163,915	13,543	121,550	104,532	33,763	206,166	74,649	85,192	84,940	21,604

40	BCE INC. 2025 ANNUAL INFORMATION FORM

	First preferred shares

	Series AF (BCE.PR.F)	Series AG (BCE.PR.G)	Series AH (BCE.PR.H)	Series AI (BCE.PR.I)	Series AJ (BCE.PR.J)	Series AK (BCE.PR.K)	Series AL (BCE.PR.L)	Series AM (BCE.PR.M)	Series AN (BCE.PR.N)	Series AQ (BCE.PR.Q)

January 2025

High	$18.66	$16.90	$17.63	$16.89	$17.67	$16.58	$16.87	$17.28	$17.71	$23.30

Low	$16.51	$15.38	$16.27	$14.88	$16.34	$14.85	$15.39	$15.94	$15.76	$22.58

Volume	1,078,601	130,075	411,797	576,439	48,454	668,175	52,947	297,810	54,416	324,846

February 2025

High	$19.35	$17.19	$17.58	$17.35	$17.39	$16.79	$16.95	$17.39	$17.70	$23.55

Low	$18.40	$16.31	$17.21	$16.40	$17.17	$16.00	$16.62	$16.50	$17.10	$22.88

Volume	562,416	82,269	104,285	103,954	81,248	536,331	16,769	160,830	12,880	134,000

March 2025

High	$19.29	$16.79	$17.30	$16.96	$16.99	$16.66	$16.61	$17.14	$17.25	$23.30

Low	$18.69	$16.35	$16.60	$16.21	$16.57	$15.54	$16.09	$16.51	$16.51	$22.70

Volume	742,159	96,431	79,098	54,279	42,080	633,702	9,760	79,599	5,401	132,040

April 2025

High	$18.86	$16.63	$17.23	$16.68	$17.00	$16.62	$16.76	$17.19	$17.49	$23.45

Low	$17.35	$15.11	$15.57	$14.99	$15.57	$14.01	$15.19	$14.93	$15.50	$21.35

Volume	795,842	37,062	76,011	36,777	19,845	343,059	15,294	83,261	19,365	79,319

May 2025

High	$19.25	$17.10	$17.39	$17.27	$17.27	$17.38	$17.09	$18.33	$18.04	$24.20

Low	$18.22	$16.00	$16.35	$15.57	$16.21	$15.33	$15.76	$16.30	$16.40	$22.60

Volume	395,642	68,750	37,778	225,138	173,849	225,436	23,182	198,807	28,062	81,799

June 2025

High	$20.08	$17.90	$18.12	$17.81	$18.14	$17.40	$17.25	$18.35	$18.27	$24.48

Low	$19.23	$17.01	$17.43	$17.01	$17.17	$16.43	$16.65	$17.60	$17.60	$23.89

Volume	527,187	147,496	31,444	189,827	17,377	218,566	7,681	41,478	14,664	32,043

July 2025

High	$21.16	$19.21	$19.09	$18.95	$19.21	$18.72	$18.54	$19.63	$19.38	$24.89

Low	$19.60	$17.78	$17.91	$17.50	$17.90	$17.40	$17.09	$18.10	$18.20	$24.25

Volume	273,086	48,367	101,005	96,595	26,336	674,685	35,269	551,232	17,883	44,360

August 2025

High	$21.26	$19.20	$19.25	$19.01	$19.20	$18.72	$18.97	$19.64	$19.74	$25.47

Low	$20.70	$18.70	$18.94	$18.66	$18.42	$18.20	$18.26	$19.20	$19.00	$24.50

Volume	111,468	44,981	48,750	60,279	19,031	742,122	19,600	230,283	19,365	280,068

September 2025

High	$21.31	$19.19	$19.44	$19.09	$19.50	$18.70	$18.49	$19.68	$19.44	$25.51

Low	$20.69	$18.95	$19.12	$18.72	$19.01	$18.17	$18.20	$19.36	$19.30	$24.87

Volume	128,604	17,136	414,580	56,586	25,402	1,155,715	11,201	748,122	6,797	51,527

October 2025

High	$21.07	$19.54	$19.88	$19.50	$19.46	$18.94	$18.60	$20.36	$20.00	$25.74

Low	$20.50	$18.52	$19.07	$18.67	$19.03	$18.24	$18.30	$19.40	$19.40	$25.04

Volume	261,968	103,449	75,232	74,720	28,338	519,002	44,805	100,492	28,676	48,298

November 2025

High	$21.40	$19.58	$19.50	$19.79	$19.25	$19.38	$18.94	$21.04	$20.84	$26.08

Low	$20.75	$19.02	$19.10	$19.01	$19.14	$18.65	$18.87	$20.24	$19.93	$25.09

Volume	191,480	230,541	81,433	18,658	10,600	105,590	166,825	91,068	6,900	60,940

December 2025

High	$22.35	$20.30	$20.40	$20.21	$20.20	$20.00	$19.15	$21.29	$21.00	$26.00

Low	$21.42	$19.62	$19.47	$19.59	$19.43	$19.17	$18.05	$20.80	$20.44	$25.25

Volume	424,294	259,272	102,623	51,565	21,525	301,607	42,567	413,678	20,600	239,291

BCE INC. 2025 ANNUAL INFORMATION FORM	41

6	Dividends and dividend
payout policy

This section contains forward-looking statements, including, but not limited to, relating to BCE’s common share dividend and dividend payout policy target, expected dividend payout ratio level in the medium term, BCE’s business outlook, objectives and plans. Refer to section 1, Caution regarding forward-looking statements in this Annual Information Form.

BCE has a long-standing objective of returning capital to shareholders through a sustainable common share dividend. Our dividend payout policy is an integral component of our capital allocation framework and is designed to balance shareholder returns with the funding requirements of our strategic priorities and the maintenance of a strong balance sheet.

In May 2025, following a comprehensive review of the macroeconomic, regulatory and competitive environments of BCE, the BCE Board established the annualized dividend at $1.75 per BCE common share effective starting from the July 15, 2025 dividend payment date. At the same time, BCE’s common share dividend payout policy was updated to target a dividend payout range of 40% to 55% of free cash flow. This revised policy reflects the BCE Board’s focus on enhancing financial flexibility, supporting accelerated deleveraging and optimizing BCE’s cost of capital in the current operating and capital market environment, while maintaining a meaningful and sustainable dividend for shareholders.

The dividend payout policy is designed to remain consistent in the long term. As a result, dividends are not automatically reduced in a year when free cash flow is lower or increased in a year when free cash flow is higher.

On February 5, 2026, the BCE Board declared a quarterly dividend of $0.4375 per common share, payable on April 15, 2026 to shareholders of record at the close of business on March 16, 2026.

For the year ended December 31, 2025, BCE’s dividend payout ratio(1) was approximately 64% of free cash flow, which is above the target policy range, reflecting the transitional nature of the year following the mid-year reset of the dividend level. The dividend payout ratio is expected to trend toward the target policy range over the medium term, supported by continued free cash flow generation, disciplined capital investment and our ongoing focus on balance sheet optimization.

As announced in May 2025, BCE committed to providing, on an annual basis, the implied dividend payout ratio calculated on the basis of free cash flow after payment of lease liabilities, in addition to the dividend payout ratio assessed against our policy framework. This financial measure is provided to enhance transparency for investors regarding cash available for dividend payments after lease repayments and does not form part of BCE’s dividend payout policy, which continues to be assessed against free cash flow.

For the year ended December 31, 2025, the implied dividend payout ratio based on free cash flow after payment of lease liabilities(1) was approximately 99%, reflecting the transitional nature of the year following the mid-year reset of the dividend level.

The dividend payout policy is intended to provide a long-term framework for BCE’s approach to allocating cash generated by the business, is not intended to restrict the discretion of the BCE Board in declaring dividends and does not bind BCE in declaring any set amount of dividend. BCE’s dividend policy, setting the common share dividend rate and the declaration of dividends are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that BCE’s dividend payout policy will be maintained or achieved, that the dividend on common shares will be maintained, or that dividends will be declared. Dividend rates and the declaration of dividends by the BCE Board are ultimately dependent on BCE’s corporate strategy, operations, and financial results, which are, in turn, subject to various assumptions and risks, including those outlined in section 1, Caution regarding forward-looking statements, in this Annual Information Form.

For additional information, refer to section 1.4, Capital allocation strategy of the BCE 2025 MD&A, on pages 17 to 19 of the BCE 2025 Annual Financial Report.

(1)

Dividend payout ratio and dividend payout ratio after payment of lease liabilities are non-GAAP ratios. Refer to section 11.2, Non-GAAP ratios on page 111 of the BCE 2025 Annual Financial Report for more information on these measures.

42	BCE INC. 2025 ANNUAL INFORMATION FORM

The table below describes the increases (decreases) in BCE’s annualized common share dividend starting with the quarterly dividend payable on April 17, 2023.

Date of announcement	Amount of increase (decrease)	Effective date

February 2, 2023	5.2% (from $3.68 per share to $3.87 per share)	Quarterly dividend payable on April 17, 2023

February 8, 2024	3.1% (from $3.87 per share to $3.99 per share)	Quarterly dividend payable on April 15, 2024

February 6, 2025	0% (from $3.99 per share to $3.99 per share)	Quarterly dividend payable on April 15, 2025

May 8, 2025	(56.1%) (from $3.99 per share to $1.75 per share)	Quarterly dividend payable on July 15, 2025

February 5, 2026	0% (from $1.75 per share to $1.75 per share)	Quarterly dividend payable on April 15, 2026

Dividends on BCE’s first preferred shares are, if declared, payable quarterly, except for dividends on Series S, Series Y, Series AB, Series AD, Series AE, Series AH and Series AJ first preferred shares, which, if declared, are payable monthly.

BCE INC. 2025 ANNUAL INFORMATION FORM	43

The table below shows the amount of cash dividends declared per BCE common share and per Series R, Series S, Series T, Series Y, Series Z, Series AA, Series AB, Series AC, Series AD, Series AE, Series AF, Series AG, Series AH, Series AI, Series AJ, Series AK, Series AL, Series AM, Series AN, Series AO and Series AQ first preferred share for 2025, 2024 and 2023.

	2025	2024	2023

Common shares	$2.31000	$3.99	$3.87

First preferred shares

Series R	$0.86169	$0.75450	$0.75450

Series S	$1.20572	$1.64999	$1.74988

Series T	$1.24750	$1.24750	$1.24750

Series Y	$1.20572	$1.64999	$1.74988

Series Z	$1.33650	$1.33650	$1.33650

Series AA	$1.23500	$1.23500	$1.23500

Series AB	$1.20572	$1.64999	$1.74988

Series AC	$1.27000	$1.27000	$1.27000

Series AD	$1.20572	$1.64999	$1.74988

Series AE	$1.20572	$1.64999	$1.74988

Series AF	$1.37400	$0.96625	$0.96625

Series AG	$0.84250	$0.84250	$0.84250

Series AH	$1.20572	$1.64999	$1.74988

Series AI	$0.84750	$0.84750	$0.84750

Series AJ	$1.20572	$1.64999	$1.74988

Series AK	$0.82650	$0.82650	$0.82650

Series AL	$1.19576	$1.66799	$1.62174

Series AM	$0.73475	$0.73475	$0.73475

Series AN	$1.24827	$1.72063	$1.67424

Series AQ	$1.63450	$1.63450	$1.31088

44	BCE INC. 2025 ANNUAL INFORMATION FORM

7	Our directors
and executive officers

7.1	Directors

The table below lists BCE’s directors, where they lived, the date they were elected or appointed and their principal occupation as at March 5, 2026.

Under BCE’s by-laws, each director holds office until the earlier of the next annual meeting of shareholders or his or her resignation.

Name, province/state and country of residence	Date elected or appointed to the BCE Board	Principal occupation as at March 5, 2026
Mirko Bibic, Ontario, Canada	January 2020	President and Chief Executive Officer, BCE and Bell Canada, since January 2020
Robert P. Dexter, Nova Scotia, Canada	November 2014	Chair and Chief Executive Officer of Maritime Travel Inc. (an integrated travel company), since July 1979
Katherine Lee, Ontario, Canada	August 2015	Corporate director, since March 2018, and Chartered Professional Accountant
Monique F. Leroux, C.M., O.Q., FCPA, F.ICD Québec, Canada	April 2016	Corporate director, since April 2016, and Chartered Professional Accountant
Sheila A. Murray, Ontario, Canada	May 2020	Corporate director, since April 2019
Gordon M. Nixon, C.M., O.Ont., Ontario, Canada	November 2014	Chair of the board of directors, BCE and Bell Canada, since April 2016, and corporate director, since September 2014
Louis P. Pagnutti, FCPA, FCA, Ontario, Canada	November 2020	Corporate director, since September 2020, and Chartered Professional Accountant
Calin Rovinescu, C.M., Ontario, Canada	April 2016	Executive Chairman of CAE Inc., since August 2025
Karen Sheriff, Ontario, Canada	April 2017	Corporate director, since October 2016
Jennifer Tory, C.M., Ontario, Canada	April 2021	Corporate director, since December 2019
Louis Vachon, C.M., O.Q., Québec, Canada	October 2022	Operating Partner, J.C. Flowers & Co. (a private investment firm), since January 2022
Steve Weed, Nevada, United States	November 2025	Chief Executive Officer, WaveDivision Capital (a private investment firm), since March 2003
Johan Wibergh, Barbados	November 2023	Corporate director, since February 2023
Cornell Wright, Ontario, Canada	April 2021	President, Wittington Investments, Limited (the principal holding company of the Weston group of companies, which includes George Weston, Loblaw and Choice Properties), since January 2022

Past occupation

All of BCE’s directors have held the positions listed above or other senior management positions with the same or associated firms or organizations during the past five years or longer, except for the directors listed below.

Name	Past occupation

Calin Rovinescu, C.M.	From February 2021 to August 2025, a corporate director and prior to February 2021, the President & CEO of Air Canada

Louis Vachon, C.M., O.Q.	Chief Executive Officer of National Bank of Canada (a chartered bank), from 2007 to November 2021

Johan Wibergh	Chief Technology Officer of Vodafone Group plc (a global telecommunications provider), from 2015 to December 2022

Cornell Wright	Partner of Torys LLP (a law firm), from 2009 to April 2021

BCE INC. 2025 ANNUAL INFORMATION FORM	45

Committees of the BCE Board

The table below lists the committees of the BCE Board and their members on March 5, 2026.

Committee	Members

Audit	Louis P. Pagnutti (Chair)
Katherine Lee, Monique F. Leroux, Jennifer Tory, Johan Wibergh, Cornell Wright

Corporate Governance	Monique F. Leroux (Chair)
Katherine Lee, Sheila A. Murray, Karen Sheriff, Cornell Wright

Management Resources	Sheila A. Murray (Chair)
and Compensation	Robert P. Dexter, Calin Rovinescu, Jennifer Tory, Louis Vachon, Steve Weed

Risk and Pension Fund	Calin Rovinescu (Chair)
Robert P. Dexter, Louis P. Pagnutti, Karen Sheriff, Louis Vachon, Johan Wibergh

46	BCE INC. 2025 ANNUAL INFORMATION FORM

7.2	Executive officers

On May 20, 2025, Mark McDonald became Executive Vice President, Chief Technology Officer of Bell Canada. Mark McDonald was previously Senior Vice President, Networks.

The table below lists BCE’s and Bell Canada’s executive officers, where they lived and the office they held at BCE and/or Bell Canada as at March 5, 2026.

Name	Province and country of residence	Office held at BCE/Bell Canada

Mirko Bibic	Ontario, Canada	President and Chief Executive Officer (BCE and Bell Canada)

Sean Cohan	Ontario, Canada	President, Bell Media (Bell Canada)

Hadeer Hassaan	Ontario, Canada	Executive Vice President, Chief Information and Customer Experience Officer (Bell Canada)

Blaik Kirby	Ontario, Canada	Group President, Consumer and Small Business (Bell Canada)

Devorah Lithwick	Ontario, Canada	Senior Vice President and Chief Brand Officer (Bell Canada)

Robert Malcolmson	Ontario, Canada	Executive Vice President and Chief Legal & Regulatory Officer (BCE and Bell Canada)

Mark McDonald	Ontario, Canada	Executive Vice President, Chief Technology Officer (Bell Canada)

Curtis Millen(1)	Québec, Canada	Executive Vice President and Chief Financial Officer (BCE and Bell Canada)

Nikki Moffat	Ontario, Canada	Executive Vice President, Corporate Services and Chief Human Resources Officer (BCE and Bell Canada)

Karine Moses(1)	Québec, Canada	Senior Vice President, Sales and Vice Chair, Québec (Bell Canada)

John Watson	Ontario, Canada	Group President, Business Markets, AI and Ateko (Bell Canada)

(1)

Karine Moses and Curtis Millen were formerly director of FormerGestion Inc. (formerly Gestion Juste Pour Rire Inc.) and related entities, which filed on March 5, 2024 a notice of intention to make a proposal under section 50.4 of the Bankruptcy and Insolvency Act, which proceedings were subsequently continued on March 15, 2024 under the Companies’ Creditors Arrangement Act. On December 17, 2025, these entities were assigned into bankruptcy.

All of our executive officers have held their present positions or other senior management positions with BCE or Bell Canada during the past five years or longer, except for Sean Cohan, who was Chief Growth Officer & President at Nielsen Holdings PLC (a global measurement and data analytics company) from March 2020 to January 2023 and President at Pick Six LLC (a media consulting and investing company) from 2019 to 2020.

7.3	Directors’ and executive officers’ share ownership

As at December 31, 2025, BCE’s directors and executive officers elected or appointed at such date as a group beneficially owned, or exercised control or direction over, directly or indirectly, 483,095 common shares (or less than 0.1%) of BCE.

BCE INC. 2025 ANNUAL INFORMATION FORM	47

8	Legal proceedings

In the ordinary course of our business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. This section describes important legal proceedings in which we were involved as at March 5, 2026. This list is not comprehensive and we are involved in a number of other legal proceedings. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 5, 2026, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements or operations. We believe that we have strong defences and we intend to vigorously defend our positions.

For this Annual Information Form, we have re-evaluated the disclosure previously included regarding legal proceedings to focus on significant claims and legal proceedings.

Class actions concerning price increase

On November 27, 2015, an application for authorization to institute a class action was filed in the Québec Superior Court against Bell Canada, Bell ExpressVu and Bell Mobility on behalf of all Québec consumers whose monthly fees for wireline telephone services, Internet services, Fibe TV services, satellite TV services or wireless postpaid services were unilaterally modified at any time since November 2012. The plaintiff alleges that the notices provided by the defendants of the price increases were not compliant with the Quebec Consumer Protection Act (QCPA). The action seeks the reimbursement, since November 2012, of the monthly price increases, and payment of punitive damages in the amount of $100 per class member. On July 10, 2017, the court authorized the action to proceed as a class action.

On December 12, 2018, another application for authorization to institute a class action was filed in the Québec Superior Court against Télébec and Cablevision du Nord on behalf of all Québec consumers and business entities whose monthly fees for wireline telephone services, Internet services, TV services or wireless postpaid services were unilaterally modified at any time since December 2015. The plaintiff alleges that the notices provided by the defendants of the price increases were not compliant under the QCPA and the Civil Code of Québec. The action seeks the reimbursement, since December 2015, of the monthly price increases, and payment of punitive damages in the amount of $100 per class member. On February 5, 2022 the court authorized the action to proceed as a class action for the price increases that occurred between December 12, 2015, and November 2, 2022.

Class action and purported class action concerning relevant advertisements initiative

On April 14 and 16, 2015, respectively, an application for authorization to institute a class action was filed against Bell Canada and Bell Mobility in the Québec Superior Court and a statement of claim was filed against Bell Canada and Bell Mobility pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court. The plaintiffs seek damages for breach of contract, breach of applicable consumer protection legislation, breach of the Civil Code of Québec, intrusion upon seclusion, negligence, breach of confidence, unjust enrichment and waiver of tort resulting from Bell Canada’s and Bell Mobility’s alleged unauthorized use and disclosure of personal information pursuant to the Relevant Advertisements Initiative. Unspecified punitive damages are sought in both actions. On November 16, 2017, the court stayed the Québec action. On May 13, 2019, the Ontario Superior Court certified the Ontario action as a national class action against Bell Mobility for the period between November 16, 2013 and April 14, 2015.

Class action concerning wireless minutes calculation

On August 18, 2008, a statement of claim was filed pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court against Bell Mobility on behalf of all Canadian Bell Mobility customers who, since July 2002, have had their wireless airtime rounded up to the next full minute. The action alleges misrepresentation and breach of contract and seeks reimbursement of all amounts received by Bell Mobility as a result of the rounded-up portion of per minute charges for wireless airtime, alleged to be general damages of $500 million and punitive damages of $20 million. The action was certified as a class action on November 25, 2014, for the period between August 18, 2006 and October 1, 2009.

48	BCE INC. 2025 ANNUAL INFORMATION FORM

Purported class action concerning “911 fees”

On June 26, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the now Saskatchewan Court of King’s Bench against a number of wireless service providers, including Bell Mobility and its predecessors Bell MTS and Bell Aliant. The claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment, breaches of provincial consumer protection legislation and the Competition Act, and collusion in connection with certain “911 fees” invoiced by wireless service providers to their customers. The plaintiffs seek unspecified damages, punitive damages and an accounting and constructive trust of the “911 fees” collected. The action seeks certification of a national class encompassing all customers, wherever resident in Canada. The action has not yet been certified as a class action.

Class action concerning wireless system access fees (“SAF”)

On August 9, 2004, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the now Saskatchewan Court of King’s Bench against a number of wireless service providers, including Bell Mobility and its predecessors Bell MTS and Bell Aliant. The claim alleged, among other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment and collusion in connection with certain system access fees and system licensing charges invoiced by wireless communications service providers to their customers, and is seeking unspecified general and punitive damages. In 2017, the court granted certification only on the grounds of unjust enrichment for a national class encompassing all customers, wherever resident in Canada, on the basis of an opt-out class in Saskatchewan and an opt-in class elsewhere in Canada.

Other

We are subject to other claims and legal proceedings in the ordinary course of our current and past operations, including class actions, employment-related disputes, contract disputes, competitor disputes and customer disputes. In some claims and legal proceedings, the claimant seeks damages as well as other relief which, if granted, could require substantial expenditures on our part or could result in changes to our business practices.

BCE INC. 2025 ANNUAL INFORMATION FORM	49

9	Interest of management and others in material transactions

To the best of our knowledge, there have been no current or nominated directors or executive officers or any associate or affiliate of a current or nominated director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected us or is reasonably expected to materially affect us.

10	Interest of experts

Deloitte LLP was the auditor of BCE for the year ended December 31, 2024. As of March 6, 2025 and throughout the period covered by the financial statements on which they reported, Deloitte LLP was independent of BCE within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

Ernst & Young LLP prepared the Report of independent registered public accounting firm in respect of our audited consolidated financial statements as at and for the year ended December 31, 2025, and the Report of independent registered public accounting firm in respect of our internal control over financial reporting as of December 31, 2025. Ernst & Young LLP is independent of BCE within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

11	Transfer agent and registrar

The transfer agent and registrar for the common shares and preferred shares of BCE in Canada is TSX Trust Company at its principal offices in Montréal, Québec; Toronto, Ontario; Calgary, Alberta; and Vancouver, British Columbia; and in the U.S. the transfer agent and registrar is Equiniti Trust Company, LLC (successor to American Stock Transfer & Trust Company, LLC) at its principal office in New York, New York.

The register for Bell Canada’s Canadian unsubordinated debentures is kept at the principal office of Computershare Advantage Trust of Canada (formerly BNY Trust Company of Canada) in Montréal, and facilities for registration, exchange and transfer of the Canadian unsubordinated debentures are maintained at the principal offices of Computershare Advantage Trust of Canada (formerly BNY Trust Company of Canada) in Montréal and Toronto.

The register for Bell Canada’s Canadian subordinated debentures is kept at the principal office of Computershare Advantage Trust of Canada (formerly BNY Trust Company of Canada) in Montréal, and facilities for registration, exchange and transfer of the Canadian subordinated debentures are maintained at the principal offices of Computershare Advantage Trust of Canada (formerly BNY Trust Company of Canada) in Montréal and Toronto.

The register for Bell Canada’s U.S. notes, issued pursuant to its 2016 U.S. trust indenture, is kept at the principal office of The Bank of New York Mellon in New York, and facilities for registration, exchange and transfer of such U.S. notes are also maintained at the principal office of The Bank of New York Mellon in New York.

The register for Bell Canada’s U.S. Junior Subordinated Notes issued pursuant to its 2025 U.S. trust indenture is kept at the principal office of The Bank of New York Mellon in New York, and facilities for registration, exchange and transfer of such U.S. Junior Subordinated Notes are also maintained at the principal office of The Bank of New York Mellon in New York.

The register for Bell Canada’s Canadian Junior Subordinated Notes issued pursuant to its 2025 Canadian trust indenture is kept at the principal office of Computershare Trust Company of Canada in Montréal, and facilities for registration, exchange and transfer of such Canadian Junior Subordinated Notes are also maintained at the principal offices of Computershare Trust Company of Canada in Montréal and Toronto.

50	BCE INC. 2025 ANNUAL INFORMATION FORM

12	For more information

This Annual Information Form as well as BCE’s annual and quarterly shareholder reports and news releases are available on BCE’s website at bce.ca.

Additional information, including information about directors’ and officers’ remuneration and securities authorized for issuance under equity compensation plans, is contained in BCE’s management proxy circular for its most recent annual meeting of security holders that involved the election of directors.

Additional information relating to BCE is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. Additional financial information is provided in BCE’s audited consolidated financial statements and the related management’s discussion and analysis for BCE’s most recently completed financial year, contained in the BCE 2025 Annual Financial Report. You may ask for a copy of the annual and quarterly management’s discussion and analysis of BCE by contacting BCE’s Investor Relations group at Building A, 8th Floor, 1, Carrefour Alexander-Graham-Bell, Verdun, Québec H3E 3B3 or by sending an e-mail to investor.relations@bce.ca.

Shareholder inquiries	1-800-561-0934
Investor relations	1-800-339-6353

BCE INC. 2025 ANNUAL INFORMATION FORM	51

13	Schedule 1 –
Audit Committee information

The purpose of BCE’s Audit Committee (Audit Committee) is to assist the BCE Board in its oversight of:

•	the integrity of BCE’s financial statements and related information;

•	BCE’s compliance with applicable legal and regulatory requirements;

•	the independence, qualifications and appointment of the external auditors;

•	the performance of both the external and internal auditors;

•	management’s responsibility for assessing and reporting on the effectiveness of internal controls;

•	BCE’s risk processes as they relate to financial reporting and management.

Members’ financial literacy, expertise and simultaneous service

Under the Sarbanes-Oxley Act of 2002 and related SEC rules, BCE is required to disclose whether its Audit Committee members include at least one “audit committee financial expert” as defined by these rules. In addition, National Instrument 52-110 – Audit Committees and the NYSE governance rules followed by BCE require that all audit committee members be “financially literate” and “independent”.

The BCE Board has determined that all the members of the Audit Committee during 2025 were, and all current members of the Audit Committee are, financially literate and independent, and that the current Chair of the Audit Committee, Mr. L.P. Pagnutti, as well as Ms. K. Lee and Ms. M.F. Leroux are qualified as “audit committee financial experts”. The table below outlines the relevant education and experience of all members of the Audit Committee, whether during 2025 or currently.

 Relevant education and experience

L.P. Pagnutti, FCPA, FCA (Chair)	Mr. Pagnutti has been a director of BCE since November 2020 and is Chair of the Audit Committee since January 2021. Mr. Pagnutti is a corporate director and was Global Managing Partner Business Enablement of EY (a professional services firm) and a member of EY’s Global Executive Board until his retirement in September 2020. As Global Managing Partner, he was responsible for EY’s business functions across the globe. He oversaw EY’s strategy and its execution for all functions, including technology, finance, risk management, legal, shared services and procurement. Mr. Pagnutti joined EY Assurance in 1981, before moving to EY Tax in 1986. From 2004 until 2010, he was Chairman and Chief Executive Officer of EY Canada and a member of the EY Americas Executive Board. He was EY Asia-Pacific Area Managing Partner from 2010 to 2013. Mr. Pagnutti holds an Honours Bachelor of Commerce degree from Laurentian University. He earned his Chartered Accountant designation in 1983 and was honoured with a Fellow Chartered Accountant designation in 2006. He has served on the Sunnybrook Hospital Foundation and Pathways to Education boards. Mr. Pagnutti initiated EY Canada’s role as National Volunteer Partner of Pathways to Education, a program dedicated to helping high school students from low-income and under-represented groups complete high school and pursue post-secondary education.
K. Lee	Ms. Lee has been a director of BCE since August 2015. She is a corporate director and, from 2010 to February 2015, served as President and Chief Executive Officer of GE Capital Canada (a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors). Prior to this role, Ms. Lee served as Chief Executive Officer of GE Capital Real Estate in Canada from 2002 to 2010, building it to a full debt and equity operating company. Ms. Lee joined GE in 1994, where she held a number of positions, including Director, Mergers & Acquisitions, for GE Capital’s Pension Fund Advisory Services based in San Francisco, and Managing Director of GE Capital Real Estate Korea based in Seoul and Tokyo. Ms. Lee earned a Bachelor of Commerce degree from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community, championing women’s networks and Asia-Pacific forums. Ms. Lee is also a director of Colliers International Group and Public Sector Pension Investment Board. In 2025, Ms. Lee received the Horatio Alger Award.

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M.F. Leroux, C.M., O.Q., FCPA, F.ICD	Ms. Leroux has been a director of BCE since April 2016. Companion of the Canadian Business Hall of Fame and the Investment Industry Hall of Fame, Ms. Leroux is a corporate director, who serves as an independent director of Michelin Group and Alimentation Couche-Tard Inc. As such, she brings to these boards her diverse experience, among others as Audit Partner at Ernst and Young from 1988 to 1995 and Chair of the Board and Chief Executive Officer of Desjardins Group from 2008 to 2016. She brings an extensive business experience and financial expertise. Ms. Leroux is Chair of Michelin’s Corporate Social Responsibility Committee, which oversees ESG (including climate change) matters for the company. In 2020, Ms. Leroux acted as Chair of the Industry Strategy Council for the Canadian Government and, from 2016 to 2020, she was Chair of the Board of Investissement Québec. She is Vice-Chair of the Montreal Symphony Orchestra (OSM) and she is also Chair of the Boards of the University of Sherbrooke and Conservatoire de musique et d’art dramatique du Québec. Ms. Leroux is a Companion of the Order of Canada, an Officer of the Ordre national du Québec, a Chevalier of the Légion d’honneur (France) and a recipient of the Woodrow Wilson Award (United States). She has been awarded Fellowship by the Ordre des comptables professionnels agréés du Québec and the Institute of Corporate Directors and holds honourary doctorates from 12 Canadian universities in recognition of her contribution to the business sector and to the community.
J. Tory, C.M.	Ms. Tory has been a director of BCE since April 2021. She is a corporate director who was, until her retirement in December 2019, the Chief Administrative Officer of RBC (a chartered bank), where she held responsibility for Brand, Marketing, Citizenship (ESG) & Communications, Procurement and Real Estate functions globally. Prior to this role, she was Group Head, Personal & Commercial Banking, leading RBC’s retail and commercial customer businesses and operations in Canada and the Caribbean from 2014 to 2017. Throughout her 42-year career, Ms. Tory held a number of key senior operating positions across retail distribution and operations, including overseeing digital and cost transformation of the business. An acknowledged community leader and fundraiser, she currently sits on the board of the Sunnybrook Hospital Foundation and is past Chair of the board of the Toronto International Film Festival. A champion of diversity, Ms. Tory is the recipient of numerous awards recognizing her work related to the advancement of women. She has completed her Global Competent Board Sustainability & ESG Designation and Certificate (GCB.D), which included a session on climate change and biodiversity.
J. Wibergh	Mr. Wibergh has been a director of BCE since November 2023. He is the former Chief Technology Officer of Vodafone, a global telecommunications provider, having retired in January 2023. He is a seasoned technology executive with over 35 years of experience in managing large-scale operations across the globe, having served in various C-suite positions with leading global companies for more than 15 years. Mr. Wibergh’s career includes nearly eight years as the Group Chief Technology Officer of Vodafone and 6.5 years as EVP & Head of Business Unit Networks for Ericsson. His leadership experience spans technology innovation, telecoms networks, enterprise networks, digital and IT systems, cybersecurity, R&D, product management, operational excellence, and large-scale 24/7 operations. Mr. Wibergh is a member of four American boards, AST SpaceMobile, Inc., Trimble Inc., Avanci LLC and Cohere Technologies. Mr. Wibergh’s previous board experience includes Vantage Towers AG (2020–2022), KTH Royal Institute of Technology (2010–2016) and chair of Next Generation Mobile Networks (2016–2018). He has also served on the advisory boards of IBM, HP Enterprises and Amdocs. Mr. Wibergh has a Masters in Computer Science and Engineering from Linköping University, Sweden.
C. Wright	Mr. Wright has been a director of BCE since April 2021. Mr. Wright is President of Wittington Investments, Limited (Wittington) (the principal holding company of the Weston group of companies, which includes George Weston, Loblaw and Choice Properties). As President of Wittington, Mr. Wright serves as a director of the Weston group of companies. Mr. Wright joined Wittington in 2021 following a 20-year career at Torys LLP (a law firm), where he was a leading corporate lawyer. He served as Chair of the firm’s Corporate Department and was co-head of the firm’s M&A Practice. Mr. Wright has a broad range of experience in complex transactional, securities, private equity, regulatory, governance and compliance matters. He is a Fellow of The American College of Governance Counsel. Mr. Wright is a Trustee of University Health Network and a member of the Dean’s Advisory Board at the Rotman School of Management, and is past Chair of the board of the National Ballet of Canada. He holds a Bachelor of Arts degree from McGill University and JD and MBA degrees from the University of Toronto.

The NYSE rules followed by BCE require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board of directors must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. No Audit Committee member currently serves simultaneously on the audit committee of more than three public companies.

Pre-approval policies and procedures

BCE’s Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

•	establishing a process for determining whether various audit and other services provided by the external auditors affect their independence;

•	identifying the services that the external auditors may and may not provide to BCE and its subsidiaries;

•	pre-approving all services to be provided by the external auditors of BCE and its subsidiaries;

•	establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained.

In particular, the policy specifies that:

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•

the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation, or legal services;

•

for all audit and non-audit services falling within the permitted services category (such as prospectus, due diligence and non-statutory audits), a request for approval must be submitted to the Audit Committee prior to engaging the external auditors; and

•	at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented.

The Auditor Independence Policy is available in the governance section of BCE’s website at bce.ca.

External auditors’ fees

The table below shows the fees that BCE’s external auditors billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	Ernst & Young LLP	Deloitte LLP
	2025	2024
	(in $ millions)	(in $ millions)

Audit fees(1)	5.4	10.5

Audit-related fees(2)	0.2	3.5

Tax fees(3)	—	0.3

All other fees(4)	—	0.1

Total(5)	5.6	14.4

(1)

These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents and translation services.

(2)	These fees relate to non-statutory audits and due diligence procedures, and other regulatory audits and filings.

(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits.

(4)	These fees include any other fees for permitted services not included in any of the above-stated categories.

(5)

The amounts of $5.6 million for 2025 and $14.4 million for 2024 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $5.6 million in 2025 and $10.9 million in 2024. In addition, Ernst & Young LLP billed BCE additional fees of $3.0 million in 2026 that related to services provided in 2025.

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14 Schedule 2 –

Audit Committee charter

I.	Purpose

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:

A.	the integrity of the Corporation’s financial statements and related information;

B.	the Corporation’s compliance with applicable legal and regulatory requirements;

C.	the independence, qualifications and appointment of the shareholders’ auditor;

D.	the performance of the shareholders’ auditor and internal audit;

E.	management responsibility for assessing and reporting on the effectiveness of internal controls; and

F.	the Corporation’s risks as they relate to financial reporting and management.

II.	Duties and Responsibilities

The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:

A.	Financial Reporting and Control

1.	On a quarterly and annual basis, review and discuss with management and the shareholders’ auditor the following:

a.

major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles or material related party transactions, and issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.

analyses prepared by management and/or the shareholders’ auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including the impact of selecting one of several International Financial Reporting Standards (IFRS) and/or non IFRS measures on the financial statements when such a selection has been made in the current reporting period;

c.	the effect of regulatory and accounting developments, as well as off-balance sheet arrangements, on the financial statements of the Corporation; and

d.	the type and presentation of information to be included in earnings press releases (including any use of pro-forma or non-IFRS information).

2.

Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following prior to its public disclosure:

a.

the Corporation’s annual and interim consolidated financial statements and the related “Management’s Discussion and Analysis”, safe harbour notice concerning forward-looking statements, annual integrated report, Annual Information Form, earnings press releases and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;

–

In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the Corporation’s interim consolidated financial statements and the related “Management’s Discussion and Analysis”, the interim earnings press releases and the earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;

b.

any audit issues raised by the shareholders’ auditor and management’s response thereto, including any restrictions on the scope of the activities of the shareholders’ auditor or access to requested information and any significant disagreements with management.

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3.	Review and discuss reports from the shareholders’ auditor on:

a.	all critical accounting policies and practices used by the Corporation;

b.

all material selections of accounting policies when there is a choice of policies available under IFRS that have been discussed with management, including the ramifications of the use of such alternative treatment and the alternative preferred by the shareholders’ auditor; and

c.	other material written communications between the shareholders’ auditor and management, and discuss such communication with the shareholders’ auditor.

B.	Oversight of the Shareholders’ Auditor

1.

Be directly responsible for the appointment, compensation, retention and oversight of the work of the shareholders’ auditor, who shall report directly to the Audit Committee, and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required, and review, report and, where appropriate, provide recommendations to the Board of Directors on the appointment, terms and review of engagement, removal, independence and proposed fees of the shareholders’ auditor.

2.

Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.

3.

Pre-approve all engagements for permitted audit and non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and to this effect may establish policies and procedures for the engagement of the shareholders’ auditor to provide to the Corporation and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Audit Committee of all audit/review and permitted non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary.

4.

Delegate, if deemed appropriate, authority to the Chief Financial Officer to grant pre-approvals of audit, review and permitted non-audit services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.

5.	Establish policies for the hiring of partners, employees and former partners and employees of the shareholders’ auditor.

6.	At least annually, consider, assess, and report to the Board of Directors on:

a.

the independence, objectivity and professional skepticism of the shareholders’ auditor, including that the shareholders’ auditor’s performance of permitted non-audit services does not impair the shareholders’ auditor’s independence;

b.

obtaining from the shareholders’ auditor a written statement (i) delineating all relationships between the shareholders’ auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditor;

c.	the quality of the engagement team including the evaluation of the lead audit partner, taking into account the opinions of management and internal audit; and

d.	the quality of the communications and interactions with the external auditor.

7.	At least annually, obtain and review a report by the shareholders’ auditor describing:

a.	the shareholders’ auditor’s internal quality-control procedures;

b.

any material issues raised by the most recent internal quality-control review, or peer review of the shareholders’ auditor firm, or by any inquiry or investigation by governmental or professional authorities, issued in the reporting year, respecting one or more independent audits carried out by the shareholders’ auditor firm in Canada and the United States, limited to the Public Company Accounting Oversight Board, and any steps taken to deal with any such issues.

8.	At least every 5 years, unless the annual assessment indicates otherwise, conduct a comprehensive review of the shareholders’ auditor focussing on the firm and report to the Board of Directors on:

a.	the independence, objectivity and professional skepticism of the shareholders’ auditor;

b.	the quality of the engagement team; and

c.	the quality of communications and interactions with the shareholders’ auditor.

9.	Resolve any disagreement between management and the shareholders’ auditor regarding financial reporting.

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10.	Review the annual audit plan with the shareholders’ auditor.

11.	Meet periodically with the shareholders’ auditor in the absence of management and internal audit.

C.	Oversight of Internal Audit

1.	Review and discuss with the head of internal audit, report and, where appropriate, provide recommendations to the Board of Directors on the following:

a.	the appointment and mandate of internal audit, including the responsibilities, budget and staffing of internal audit;

b.

discuss with the head of internal audit the scope and performance of internal audit, including a review of the annual internal audit plan, and whether there are any restrictions or limitations on internal audit; and

c.

obtain periodic reports from the head of internal audit regarding internal audit findings, including those related to the Corporation’s internal controls, and the Corporation’s progress in remedying any audit findings.

2.	Meet periodically with the head of internal audit in the absence of management and the shareholders’ auditor.

D.	Oversight of the Corporation’s Internal Control System

1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:

a.	the Corporation’s systems of internal controls over financial reporting;

b.	the existence of any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls over financial reporting;

c.	compliance with the policies and practices of the Corporation relating to business ethics and code of conduct;

d.	compliance by Directors, Officers and other management personnel with the Corporation’s Disclosure Policy; and

e.	the relationship of the Audit Committee with other committees of the Board of Directors, management and the Corporation’s consolidated subsidiaries’ audit committees.

2.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents.

3.	Review, monitor, report, and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s disclosure controls and procedures.

4.

Establish procedures for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submissions by employees regarding questionable accounting or auditing matters.

5.	Meet periodically with management in the absence of the shareholders’ auditor and internal audit.

E.	Oversight of the Corporation’s Financial Reporting and Management Risks

1.

Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the Corporation’s processes for identifying, assessing, mitigating, remedying and, where required, reporting major financial reporting and management risk exposures.

2.

Review, report, and where appropriate, provide recommendations to the Board of Directors on certain key financial reporting and management policies, including the Corporation’s Auditor Independence Policy and Complaints Procedures for Accounting and Auditing Matters, and recommend changes as deemed appropriate.

F.	Journalistic Independence

1.

Consider and approve, on recommendation from the Chief Executive Officer, the appointment and termination of the Vice President responsible for CTV News and the Vice President responsible for Noovo News.

2.

At least annually, obtain and review reports regarding compliance with the Corporation’s Journalistic Independence Policy by each of the Vice President responsible for CTV News and the Vice President responsible for Noovo News.

G.	Compliance with Legal Requirements

1.

Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendations to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.

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2.	Receive, on a periodic basis, reports from the Corporation’s General Counsel or Chief Legal Officer, with respect to the Corporation’s pending or threatened material litigation.

III.	Evaluation of the Audit Committee and Report to Board of Directors

A.	The Audit Committee shall evaluate and review with the Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.

B.	The Audit Committee shall review and discuss with the Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee charter.

C.	The Audit Committee shall report to the Board of Directors periodically on the Audit Committee’s activities.

IV.	Outside Advisors

The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Audit Committee.

V.	Membership

The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board of Directors may from time to time by resolution determine. The members of the Audit Committee shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations, including stock exchange requirements, as determined by the Board of Directors.

VI.	Audit Committee Chair

The Chair of the Audit Committee shall be appointed by the Board of Directors. The Chair of the Audit Committee leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Audit Committee shall:

A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;

B.	In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Audit Committee;

C.	Chair meetings of the Audit Committee;

D.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Board Chair, determine the frequency, dates and locations of meetings of the Audit Committee;

E.

In consultation with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, review the annual work plan and the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;

F.	Ensure, in consultation with the Board Chair, that all items requiring the Audit Committee’s approval are appropriately tabled;

G.

Ensure the proper flow of information to the Audit Committee and review, with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, the adequacy and timing of materials in support of management’s proposals;

H.

Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board of Directors following any meeting of the Audit Committee; and

I.	Carry out any special assignments or any functions as requested by the Board of Directors.

VII.	Term

The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.

VIII.	Procedures for Meetings

The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders’ auditor, at each regularly scheduled meeting.

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IX.	Quorum and Voting

Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

X.	Secretary

Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or the Corporate Secretary’s delegate shall be the Secretary of the Audit Committee.

XI.	Vacancies

Vacancies at any time occurring shall be filled by resolution of the Board of Directors.

XII.	Records

The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.

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